UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GreenLight Biosciences Holdings, PBC

(Name of Subject Company)

GreenLight Biosciences Holdings, PBC

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer

General Counsel, Chief Compliance Officer & Corporate Secretary

29 Hartwell Avenue

Lexington, Massachusetts 02421

(617) 616-8188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey A. Letalien

R. Kirkie Maswoswe

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is GreenLight Biosciences Holdings, PBC, a Delaware corporation (“GreenLight” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to GreenLight. The address of GreenLight’s principal executive office is 29 Hartwell Avenue, Lexington, Massachusetts 02421. The telephone number of GreenLight’s principal executive office is (617) 616-8188.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.0001, of GreenLight (referred to as the “common stock,” the “Company Common Stock” or the “GreenLight Common Stock” and each such share, a “Share” and collectively, the “Shares”). As of the close of business on June 14, 2023, (i) 151,681,314 Shares issued and outstanding, (ii) no Shares were held in treasury by the Company, (iii) 21,934,382 Shares were subject to outstanding Company options, (iv) 46,730 Shares were subject to outstanding Company restricted stock unit awards, and (v) 12,383,304 Shares were issuable upon full exercise of Company warrants.

Item 2. Identity and Background of Filing Person.

Name and Address

GreenLight, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of GreenLight are set forth in “Item 1. Subject Company Information — Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by SW MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares, other than certain excluded Shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). Parent and Merger Sub are affiliates of investment funds advised by Fall Line Capital, LLC (“Fall Line”).

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), pursuant to the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated as of May 29, 2023, by and among GreenLight, Parent and Merger Sub. A more complete description of the Merger Agreement can be found in Section 12 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the Securities and Exchange Commission (the “SEC”) on June 21, 2023. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Pursuant to the Merger Agreement, upon the terms of and subject to the conditions thereof, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly after the Expiration Date (as defined below), accept for payment (the time of such acceptance, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, and (ii) as promptly as practicable following the Offer Acceptance

Time pay the Offer Price for all such Shares (such aggregate amount, the “Offer Acceptance Consideration”) and Parent shall provide or cause to be provided to Merger Sub the consideration necessary for Merger Sub to comply with such obligations to accept for payment and pay for such Shares. The proceeds obtained by Parent from the committed convertible debt financing (as described in Section 10 of the Offer to Purchase under the caption “Source and Amount of Funds”) will be sufficient to fund the Offer Acceptance Consideration and the consideration payable upon the consummation of the Merger.

As promptly as practicable following the successful consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into GreenLight, with GreenLight surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation,” and such transaction the “Merger”). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which permits completion of the Merger without a vote of the holders of Shares upon the collective ownership by Parent, Merger Sub and any other “affiliate” (as defined in Section 251(h) of the DGCL) of Merger Sub of at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Date (as defined in the Merger Agreement), but excluding any Shares held in treasury by GreenLight as of the expiration of the Offer or any other Shares acquired by GreenLight prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Company stock options). Under the DGCL and the terms of the Merger Agreement, GreenLight and Parent must consummate the Merger as promptly as practicable following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share (other than Shares (1) held by GreenLight as treasury stock, (2) owned by Parent or Merger Sub, (3) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, (4) owned by GreenLight stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL or (5) Rollover Shares (as defined in the Merger Agreement and described in further detail in Section 13 of the Offer to Purchase under the caption “Purpose of the Offer; Plans for GreenLight”)), will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to applicable withholding taxes.

Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at one minute after 11:59 p.m. (New York City time) on July 19, 2023, which is the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the commencement date of the Offer (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”). Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section 16 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) shall occur on the Initial Expiration Date, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement.

The obligation of Merger Sub to purchase the Shares tendered in the Offer is subject to the satisfaction or waiver of a number of customary closing conditions set forth in the Merger Agreement, including but not limited to: there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the DGCL), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

The foregoing summary of the Offer, the Merger or the other transactions contemplated by the Merger Agreement (the “Transactions”) is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of GreenLight’s stockholders. GreenLight is not asking for a proxy and you are requested not to send GreenLight a proxy.

As set forth in the Schedule TO, Merger Sub’s principal executive offices are located at 160 Bovet Road, Suite 310, San Mateo, CA 94402. The telephone number of Parent is (650) 235-4032.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or by going to GreenLight’s website at https://www.investors.greenlightbio.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of GreenLight, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between GreenLight or its affiliates, on the one hand, and (i) any of GreenLight’s executive officers, directors or affiliates, or (ii) Merger Sub, Parent or their respective executive officers, directors or affiliates, on the other hand. GreenLight’s executive officers and the members of the Board of Directors of GreenLight (the “Board”) may be deemed to have certain interests in the Transactions, as described in the section below, that may be different from or in addition to the interests of GreenLight’s stockholders generally.

The Special Committee of the Board (the “Special Committee”) and the Board were aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger.”

Arrangements with Parent and Merger Sub and Their Affiliates

Merger Agreement

A summary of the material terms of the Merger Agreement is set forth in Section 12 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and is incorporated herein by reference. The Merger Agreement governs the contractual rights among GreenLight, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about GreenLight, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants were qualified by certain confidential disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, GreenLight. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Arrangements between Parent, Merger Sub and the Current Executive Officers, Directors and Affiliates of GreenLight — Indemnification and Insurance” below), the rights of GreenLight’s stockholders to receive the Offer Price and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of GreenLight (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Merger Sub as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. GreenLight’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of GreenLight, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

The summary in the Offer to Purchase may not contain all of the information about the Merger Agreement that is important to the GreenLight stockholders, and the GreenLight stockholders are encouraged to read the Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not by the summary in Section 12 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements.”

Financing

In connection with the Transactions, Parent and certain investors entered into a Secured Convertible Note Purchase Agreement (the “Note Purchase Agreement”) on May 29, 2023, to which GreenLight is a third party beneficiary, under which Parent shall issue up to $100 million of Convertible Secured Promissory Notes (“Parent Notes”) to the investors at the consummation of the Merger (the “Closing”), of which $52.075 million is committed as of the date hereof with the $52.075 million being inclusive of $15 million in Advance Notes (as defined below). The Note Purchase Agreement terminates in the event the Merger Agreement terminates in accordance with Article VII thereof, including if the Merger Agreement is terminated by GreenLight or Parent if the Merger has not been consummated on or prior to February 29, 2024.

If issued, the Parent Notes will bear interest at a fixed rate equal to 10% per annum per year and will mature on the 18-month anniversary of the initial closing of the Parent Notes. The Parent Notes will be subject to certain customary events of default, including upon certain bankruptcy or insolvency events after which holders of the Parent Notes may (with the consent of the Majority Holders and subject to the rights of the holders of Senior Indebtedness under the Subordination Agreements, each as defined in the Parent Notes), declare the Parent Notes due and payable by written notice to GreenLight. The Parent Notes will be subordinated to Greenlight’s obligations under the (i) loan and security agreement with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP and (ii) loan and security agreement with Silicon Valley Bank.

In connection with the Note Purchase Agreement, GreenLight issued an aggregate of $15 million of unsecured notes (the “Advance Notes”) on May 30, 2023 in exchange for $15 million of cash to be used for general working capital purposes. At Closing, the Advance Notes shall automatically be exchanged for Parent Notes issued by Parent, with the principal balance of the Advance Notes plus all accrued interest being credited towards the principal amount of the Parent Notes on a dollar-for-dollar basis.

The Advance Notes bear interest at a fixed rate equal to 10% per annum per year. In the event of payment defaults on interest or principal when due, the interest rate will be increased to 15% per annum. The Advance Notes will mature upon the earlier to occur of a written demand from the holders of a majority of the aggregate principal amount thereunder and May 30, 2024. The Advance Notes are subject to certain customary events of default, including upon certain bankruptcy or insolvency events after which the Advance Notes would become automatically due and payable. The Advance Notes are subordinated to Greenlight’s obligations under the (i) loan and security agreement with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP and (ii) loan and security agreement with Silicon Valley Bank.

The foregoing summary of the Advance Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Advance Notes, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Arrangements between Parent, Merger Sub and the Current Executive Officers, Directors and Affiliates of GreenLight

In considering the recommendations of the Special Committee and the Board with respect to the Offer and the Merger, GreenLight’s stockholders should be aware that the directors and executive officers of GreenLight have certain interests, including financial interests, in the Offer and the Merger that may be different from, or in addition to, the interests of GreenLight’s stockholders generally, including the continued employment of certain executive officers following the Closing and the right to continued indemnification and insurance coverage.

These interests may present such directors and executive officers with actual or potential conflicts of interests, and these interests, to the extent material, are described in this section. Upon completion of the Merger, GreenLight is expected to continue to operate under the leadership of Chief Executive Officer, Andrey J. Zarur, and certain members of the existing senior management team, and Andrey J. Zarur, Eric O’Brien and Matthew Walker are expected to serve on the board of directors of Parent. The Board and Special Committee were aware of these interests and considered such interests among other matters, in approving the Merger Agreement, and in making their recommendations in favor of the Transactions and that GreenLight’s stockholders tender their Shares to Merger Sub in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below. The Transactions will not be a “change in control,” “change of control” or term of similar meaning for purposes of the Company’s executive compensation and benefit plans and agreements described below. For purposes of this disclosure, our “executive officers” are: Andrey Zarur, Carole B. Cobb, Susan E. Keefe, and Nina Thayer.

Potential Payments to Executive Officers in Connection with the Merger

Employment Agreements

The Parent, Merger Sub and the Company have not entered into any new employment agreement or offer letter with any of the Company’s service providers, with the understanding that the current compensation terms of such service providers will remain in effect.

The Company is party to an employment agreement with certain executive officers, including the named executive officers. Each employment agreement continues for an indefinite term, subject to termination by either party, other than for cause (as defined in the employment agreements, which we refer to as “cause”), upon prior written notice. In addition, each employment agreement provides generally for the terms of the executive officer’s employment including annual salary, annual bonus opportunity and eligibility to participate in all benefit programs offered to senior executives of the Company. In the event of certain termination of employment events, the terms of the employment agreements provide certain executive officers with certain payments and benefits, which are generally subject to the executive officer entering into a general release of claims for the benefit of the Company. The severance payments and benefits payable to each executive officer are summarized below.

For Andrey Zarur

•

In the event of a termination of employment by the Company without Cause (as defined in Dr. Zarur’s employment agreement) with a thirty-day notice or by Dr. Zarur for Good Reason (defined in Dr. Zarur’s employment agreement), in each case, other than due to death or disability, Dr. Zarur is entitled to salary continuation for a period of twelve months.

•

In addition, Dr. Zarur is entitled to accelerated vesting of his options in the event of a termination without Cause or his resignation for Good Reason, in each case, within twelve months following the closing of a Change of Control Event (as defined in Dr. Zarur’s employment agreement).

For Susan Keefe

•

In the event of a termination of employment by the Company without Cause (as defined in Ms. Keefe’s employment agreement) or by Ms. Keefe for Good Reason (as defined in Ms. Keefe’s employment agreement), Ms. Keefe is entitled to salary continuation for a period of six months.

•

In addition, Ms. Keefe is entitled to accelerated vesting of her options in the event of a termination without Cause or her resignation for Good Reason, in each case, either three months prior to or within twelve months following the closing of a Change of Control Transaction (as defined below).

For Carole Cobb

•

In the event of a termination of employment by the Company without Cause (as defined in Ms. Cobb’s employment agreement) or by Ms. Cobb for Good Reason (as defined in Ms. Cobb’s employment agreement), Ms. Cobb is entitled to a lump sum payment equal to three months of her then-current base salary.

•

In addition, Ms. Cobb is entitled to accelerated vesting of her options in the event of a termination without Cause or her resignation for Good Reason, in each case, either six months prior to or within twelve months following the closing of a Change of Control Transaction (as defined below).

For Nina Thayer

•

In the event of a termination of employment by the Company without Cause (as defined in Ms. Thayer’s employment agreement) or by Ms. Thayer for Good Reason (as defined in Ms. Thayer’s employment agreement), Ms. Thayer is entitled to payments equal to six months of Ms. Thayer’s base salary.

Arrangements Prior to the Merger

On May 10, 2022, GreenLight granted Eric O’Brien, a member of the Board and an affiliate of Parent, 65,000 Company Options (as defined below) with an exercise price of $7.96, none of which have been exercised as of the date of this Schedule 14D-9.

GreenLight is party to a lease agreement entered into on December 21, 2022 with an affiliate of Fall Line, whereby GreenLight leases farmland for research and development purposes at an annual rental rate of $90,000 plus operating expenses, GreenLight agreed to pay $350,000 as additional rent payable in two equal installments on January 1, 2023 and January 1, 2024, and Fall Line has provided GreenLight an allowance of $70,000 towards tenant improvements.

Arrangements Following the Merger

Consistent with written guidelines provided by the Special Committee to the Company’s management on April 5, 2023, from the commencement of discussions between the Special Committee and Fall Line of a potential transaction in March 2023, Fall Line did not engage in any discussions with any members of the Company’s management regarding post-closing employment or compensation arrangements, or the opportunity to purchase or otherwise participate in the equity of Parent or any of its affiliates prior to the execution of the Merger Agreement, except for the employee equity incentive plan and management carve-out plan that Parent agreed to adopt pursuant to the Note Purchase Agreement as described below.

Pursuant to the Note Purchase Agreement, on or before the initial closing of the Parent Notes, Parent agreed to adopt (i) a customary employee equity incentive plan with a share reserve equal to 12.5% of Parent’s fully-diluted capitalization (assuming the consummation of the Merger and the other transactions described in the Merger Agreement and the Note Purchase Agreement) as of such date and (ii) a management carve-out plan (the

“Carve-Out Plan”), pursuant to which, if Parent consummates a Corporate Transaction (as to be defined in the Carve-Out Plan) following the Closing with an equity valuation of at least two (2) times the aggregate proceeds raised pursuant to the Note Purchase Agreement at any time on or prior to the third anniversary of the initial closing of the Parent Notes, 5% of the consideration otherwise payable to the holders of Parent’s equity securities will be set aside and allocated by the disinterested members of Parent’s board of directors to officers and employees of Parent.

Following discussions between Fall Line and certain existing holders of the Company (the “Rollover Stockholders”), the Rollover Stockholders each entered into a Contribution and Exchange Agreement with Parent (collectively, the “Contribution and Exchange Agreements”) that were executed concurrently with the Merger Agreement. Pursuant to the Contribution and Exchange Agreements, the Rollover Stockholders agreed to contribute an aggregate of 120,521,038 shares of Company Common Stock (the “Rollover Shares”) to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Company Common Stock as of the date thereof. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement.

Pursuant to the Contribution and Exchange Agreements, each Rollover Stockholder agreed not to, among other things, (i) tender any Rollover Shares into the Offer or vote any Rollover Shares in favor of any Takeover Proposal (as defined in the Merger Agreement), (ii) vote in favor of any corporate action or proposal which could impede, interfere with, prevent or delay the consummation of the Offer or the Merger, and (iii) solicit, initiate, or knowingly facilitate or encourage any inquiry, proposal or offer regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal.

For more detail on communications between representatives of GreenLight and representatives of Parent relating to Parent’s expectations regarding the continued operation of GreenLight by senior management and potential equity arrangements between senior management and Parent and GreenLight’s equity program for employees (including members of GreenLight’s senior management) see the section entitled “— Background of the Offer and the Merger.”

Other than as described herein, as of the date of this Schedule 14D-9, none of our executive officers has entered into any agreement, arrangement or understanding with Parent, Merger Sub or any of their affiliates regarding post-Closing employment or compensation arrangements, or the opportunity to purchase or otherwise participate in the equity of Parent or any of its affiliates. Further discussions between Fall Line, Parent and members of our senior management with respect to such matters, including post-Closing employment of senior management and the structure and mechanics of potential equity plans and liquidity opportunities for employees, including senior management, and agreements, arrangements or understandings with respect to such matters may be reached prior to or following the Closing of the Transactions. In addition, prior to the Closing of the Transactions, Fall Line and Parent and its affiliates may initiate discussions and enter into similar agreements with other executives of GreenLight with respect to the reinvestment of a portion of the amounts to be received by such executives as payment for Shares tendered in the Offer or as Merger Consideration in connection with the Closing of the Transactions.

Effect of the Offer and the Merger on GreenLight Common Stock and Equity Awards

Consideration for GreenLight Common Stock in the Offer and the Merger

If GreenLight’s executive officers and directors who own shares of GreenLight Common Stock tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of GreenLight. If such executive officers and directors do not tender their

Shares for purchase pursuant to the Offer, but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of GreenLight.

The following table sets forth as of May 31, 2023 the number of Shares beneficially owned by each of our executive officers and directors that are not Rollover Shares (which, for this purpose, excludes Shares underlying Company Options (whether or not currently exercisable)) and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

The information set forth in Section 16 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Individual	Number of Shares of Company Common Stock (#)	Total Consideration for Shares of Company Common Stock ($)
Executive Officers
Andrey Zarur	896,058	$268,817.40
Susan Keefe	—	—
Carole Cobb	—	—
Drew Cunningham	46,086	$13,825.80
Shelly Karuna	—	—
Marta Ortega-Valle	—	—
Mark Singleton	—	—
Nina Thayer	—	—
Kim Warren	—	—
Non-Employee Directors
Charles Cooney	305,314	$91,594.20
Ganesh Kishore	—	—
Eric O’Brien	—	—
Jennifer Pardi	—	—
Martha Schlicher	109,218	$32,765.40
Matthew Walker	—	—

Consideration for Company Options and Company RSUs in the Merger

The Company has from time to time granted stock options (“Company Options”) and restricted stock unit awards (“Company RSUs” and together with the Company Stock Options, collectively, the “Company Equity Awards”) under GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (the “2022 Plan”). Each Company Option that has been granted under the 2022 Plan and that is outstanding and unexercised immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated as follows:

Company Options

As of the Effective Time, each Company Option (whether or not vested) that is outstanding and unexercised immediately prior to the Effective Time and that has a per share exercise price less than the Merger Consideration (an “In-the-Money Option”) will be canceled in exchange for payment to the holder of such In-the-Money Option of an amount in cash equal to (A) the number of shares of Company Common Stock remaining subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (B) the amount by which (x) the Merger Consideration exceeds (y) the per share exercise price for such In-the-Money Option. Each Company Option that is not an In-the-Money Option will be canceled at the Effective Time without payment of any consideration.

Company RSUs

As of the Effective Time, each Company RSU award subject to time-based or other vesting restrictions that is outstanding under any Company Stock Plan (each, a “Company RSU Award”) immediately prior to the Effective Time, shall, to the extent not vested, become fully vested and then (ii) each such Company RSU Award shall be canceled without any action of the part of any holder or beneficiary thereof in consideration for the right to receive a lump sum cash payment with respect thereto equal to the product of (x) the Merger Consideration and (y) the number of shares of Company Common Stock represented by such Company RSU Award.

All Company Options (whether or not vested) that are outstanding and unexercised immediately prior to the Effective Time, all Company RSU Awards that are outstanding immediately prior to the Effective Time, and rights under the 2022 Plan, will terminate as of, and contingent upon the occurrence of, the Effective Time, and, following the Effective Time, no holder of any Company Option, Company RSU Award, or any other rights under the 2022 Plan will have any right to acquire any equity securities of the Company, its subsidiaries, or the Surviving Corporation as a result of such holder’s Company Options, Company RSU Awards, or other rights under the 2022 Plan and the Company shall have no further liability under or with respect to any such Company Option, Company RSU Awards, or the 2022 Plan, except as described above.

An estimate of the value of the payments in connection with the Company Equity Awards held by each of the Company’s executive officers and non-employee directors that are or will become vested at the Effective Time is described in the table below. The Company Equity Awards set forth in the table below consist solely of Company Options. None of the persons set forth in the table below held any Company RSU Awards as of the date of the Merger Agreement. The information below reflects the equity award holdings as of May 31, 2023. The information below assumes that no additional Company Equity Awards will be granted to any executive officers or non-employee directors, and no awards will be exercised or forfeited, between the date of the Merger Agreement and the Effective Time. All dollar amounts have been rounded to the nearest whole dollar.

Individual	Number of In-the-Money Options (#)	Total Consideration for In-the-Money Options ($)
Executive Officers
Andrey Zarur	—	—
Susan Keefe	—	—
Carole Cobb	—	—
Drew Cunningham	—	—
Shelly Karuna	—	—
Marta Ortega Valle	105,266	2,105
Mark Singleton	—	—
Nina Thayer	—	—
Kim Warren	—	—
Non-Employee Directors
Charles Cooney	—	—
Ganesh Kishore	—	—
Eric O’Brien	—	—
Jen Pardi	—	—
Martha Schlicher	—	—
Matthew Walker	—	—

Rule 14d-10(d) Matters

Prior to the Offer Acceptance Time, the Company shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or any of its subsidiaries (including any employee agreement or Rollover Agreement) on or after May 29, 2023 with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Indemnification and Insurance

Parent and Merger Sub agree that all rights to indemnification, exculpation, and advancement of expenses existing in favor of the current or former directors and officers of GreenLight as provided in the Company Organizational Documents (as defined in the Merger Agreement), employment agreements, or elsewhere for acts or omissions occurring prior to the Effective Time, including in respect of the Merger Transactions (as defined in the Merger Agreement), shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the later of six years after the Effective Time or the expiration of the applicable statute of limitations with respect to any such claims against directors or officers of GreenLight arising out of such acts or omissions, except as otherwise required by applicable Law (as defined in the Merger Agreement).

For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain officers’ and directors’ liability and fiduciary liability insurance in respect of acts, errors or omissions occurring on or before the Effective Time, including in respect of the Merger Transactions, covering each such person currently covered by GreenLight’s officers’ and directors’ liability and fiduciary liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date thereof. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if, at or prior to the Effective Time, GreenLight or Parent (on behalf of the Surviving Corporation) shall purchase six (6) year prepaid “tail” policies on terms and conditions providing coverage retentions, limits and other material terms no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by GreenLight with respect to matters arising at or prior to the Effective Time, except that GreenLight may not commit or spend on such “tail” policies annual premiums in excess of 300% of the annual premiums paid by GreenLight in its last full fiscal year prior to the date thereof for GreenLight’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if such premiums for such “tail” policies would exceed 300% of the Base Amount, then GreenLight shall purchase policies that provide the maximum coverage available at an annual premium equal to 300% of the Base Amount. GreenLight will, in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “tail” policies, subject to such policy being fully prepaid, including with respect to the selection of the broker, available policy price and coverage options. Parent will cause the Surviving Corporation to maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth herein.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Effective Time, GreenLight has agreed to, as applicable, take all steps reasonably necessary to cause any dispositions of equity securities (including derivative securities)

of the Company in connection with the Merger Agreement and the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted under applicable law.

Item 4. The Solicitation or Recommendation.

Recommendations of the GreenLight Special Committee and GreenLight Board

At a meeting held on May 29, 2023, the Special Committee, after balancing (i) the pecuniary (financial) interests of the stockholders of the Company, (ii) the best interest of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (iii) the Company’s Public Benefit Purpose (as defined in the Merger Agreement), unanimously (i) determined that the Transactions were advisable, fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares (as defined in the Merger Agreement), (ii) determined that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (iii) resolved to recommend that the Board (a) determine and declare the Merger Agreement and the consummation of the Transactions, including the Merger, advisable, fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares, (b) determine and declare the Contribution and Exchange Agreement, the Note Purchase Agreement, the issuance of Notes, the Advance Notes, and the shares of Common Stock upon conversion of the Notes and Advance Notes at an initial conversion price of $0.40 and the reservation of Common Stock as required by the terms of the Note Purchase Agreement, Notes and Advance Notes, the Subordination Agreements, and the transactions contemplated by the respective agreements, advisable, fair and in the best interests of the Company and the stockholders of the Company, and (c) approve and adopt the Merger Agreement, the consummation of the Transactions, and recommend that stockholders of the Company accept the Offer and tender their Shares in the Offer.

Following the recommendation by the Special Committee and acting upon such recommendation, the Board unanimously (i) determined it is fair to and in the best interests of the Company and the stockholders of the Company, including the holders of Unaffiliated Voting Shares, and declared it advisable to enter into each of the Merger Agreement, the Contribution and Exchange Agreement, the Advance Notes, the Subordination Agreement, (ii) determined that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance of each of the Merger Agreement, Contribution and Exchange Agreement, the Note Purchase Agreement, the Advance Notes, the Subordination Agreement and the consummation of the transactions contemplated respectively thereby and (iv) recommended that the stockholders of the Company tender their shares of Company Common Stock in the Offer and their approval to adopt the Merger Agreement.

Accordingly, and for the reasons described in more detail below under “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger,” upon the unanimous recommendation of the Special Committee, the Board unanimously recommends that the GreenLight stockholders tender their Shares to Merger Sub pursuant to the Offer on the terms and conditions set forth in the Merger Agreement.

A joint press release, dated May 30, 2023, issued by GreenLight announcing the Merger Agreement and the Transactions, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology is a summary description of the background of the negotiations and the proposed Merger Transactions and does not purport to catalogue every conversation among representatives of the Company, Fall Line and other parties. In addition to formal Board and Special Committee meetings, the Company’s senior management team had informal discussions with the Board and Special Committee members throughout the process. Further, the Special Committee routinely held executive sessions without members of the Company’s management team in attendance. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among the Company’s management team and members of the investment team of Fall Line, along with their respective advisors and under the guidance of each of the Special Committee certain members of the Company’s senior management team of Fall Line.

Since the consummation of the Company’s business combination (the “Business Combination”) with GreenLight Biosciences, Inc. (“Old GreenLight”) in February 2022, the Board and the Company’s senior management team, with the assistance of the Company’s outside advisors, have considered various strategic and other opportunities available to the Company, potential operational changes and other ways to enhance and balance value for the Company’s stockholders and the interests of those materially affected by the Company’s conduct and the Company’s Public Benefit Purpose. These reviews have included evaluations of current and anticipated business and industry trends, future short- and long-term growth prospects, the current and expected financing environment (including the financing challenges associated with the broad weakness in the capital markets and in particular with respect to biotechnology company valuations) and overall strategic direction of the Company’s business. The Company has evaluated potential alternatives for achieving long-term strategic goals, including strengthening the Company’s balance sheet and obtaining financing to support the Company’s business growth, continued investment in research and development in order to maintain the Company’s competitiveness and increasing the liquidity of the publicly-traded shares of Company Common Stock. From time to time, these reviews have also included discussions as to whether the continued execution of the Company’s strategy as a stand-alone company or potential merger and acquisition transactions (including a possible business combination with a third party or a possible sale of the Company to a third party) was likely to provide the best opportunity to enhance and balance value for the Company’s stockholders, the interests of those materially affected by the Company’s conduct and the Company’s Public Benefit Purpose, as well as a review of the potential benefits and risks associated with each such course of action considered over time.

Fall Line, through certain of its affiliates, has been an investor in either the Company or Old GreenLight continuously since 2017. In addition, Eric O’Brien, a co-founder and Managing Director of Fall Line, has been a member of the Company’s Board since the Business Combination and had been a member of the Board of Old GreenLight since 2019.

Immediately before the closing of the Business Combination, the Company, then known as Environmental Impact Acquisition Corp. (“ENVI”), which was a special purpose acquisition company, held approximately $207.0 million in a trust account for its public stockholders. In connection with the Business Combination, ENVI’s public stockholders redeemed shares of public common stock for approximately $194.9 million, and the funds remaining after such redemptions, totaling approximately $12.1 million, became available to finance a portion of the transaction expenses for the Business Combination. In connection with the Business Combination, ENVI entered into agreements with new investors and existing investors in Old GreenLight (including affiliates of Fall Line) to subscribe for and purchase an aggregate of approximately 12.4 million shares of Company Common Stock (the “February 2022 PIPE Financing”). The February 2022 PIPE Financing was consummated on February 2, 2022 and resulted in gross proceeds of approximately $124.3 million, prior to payment of the transaction costs. The Company raised an additional approximately $108.3 million of gross proceeds from a private placement of Company Common Stock in August 2022 (the “August 2022 Private Placement”).

Between February 2022 and May 2023, as part of the Company’s ongoing efforts to seek additional capital, enhance and balance value for the Company’s stockholders, the interests of those materially affected by the Company’s conduct and the Company’s Public Benefit Purpose and further the strategic direction of the Company’s business, the Company conducted a series of outreach campaigns to financial institutions, other companies within the plant health and human health industries and other potential investors. Between November 2022 and April 2023, the Company contacted approximately ten financial institutions on numerous occasions to gauge interest and willingness to represent the Company in a potential capital raise or strategic opportunities. None of the outreach to or conversations with such financial advisors resulted in any opportunities for the Company to engage in any transactions to pursue a capital raise or strategic opportunity, including a merger or sale opportunity. The feedback to the Company from each of such financing advisors was that, based on the

Company’s funding requirements and profile, any such capital raise or pursuit of strategic opportunity would not be viable in the then-current market. Between March 2023 and May 2023, the Company contacted 18 third parties within the plant health and human health industries to gauge interest in potential investment and/or strategic transaction opportunities. Although ten parties entered confidentiality agreements with the Company, no parties proceeded past this point; none conducted any extensive due diligence or offered any term sheet. Between November 2022 and May 2023, the Company also reached out to approximately 120 other parties to gauge interest in a potential equity financing, but this outreach did not result in any successful financing transactions because each such party declined to pursue an equity investment in the Company.

In mid-August 2022, the Company estimated that the total amount of net cash proceeds raised in connection with the Business Combination, the February 2022 PIPE Financing and the August 2022 Private Placement was not sufficient to fully fund the Company’s operations for at least twelve months, and the Company therefore had a need to access additional capital in the near future. Through May 2023, the Company continuously attempted to further access the capital markets in order to secure such funding but was unable to do so on any terms, and it became more necessary for the Company to seek alternative sources of potential capital.

On February 23, 2023, Mr. O’Brien approached Dr. Andrey Zarur, the Company’s President and Chief Executive Officer, to communicate Fall Line’s potential interest in exploring a potential transaction or other strategic alternatives involving the Company.

On March 8, 2023, the Board held a meeting, at which all Board members and certain members of the Company’s management team were present, to discuss, among other items, potential funding structures for the Company and to consider forming a special committee of independent and disinterested directors for the purpose of evaluating such potential financing structures or other potential strategic transactions. A discussion ensued pursuant to which the Board determined that Drs. Charles Cooney and Martha Schlicher were each free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as a member of a special committee formed for the purpose of evaluating a potential strategic transaction involving the Company, including with respect to any potential conflicts with Fall Line or Fall Line’s affiliates, including other potential rollover participants. Following this discussion on March 8, 2023, the Board designated Drs. Cooney and Schlicher as members of the Special Committee, as independent and disinterested directors, and established the Special Committee to, among other things: (i) consider and evaluate all proposals that might be received by the Company in connection with a possible sale or other business combination transaction or series of transactions involving all or substantially all of the Company’s equity or assets on a consolidated basis, through any form of transaction, (ii) participate in and direct the negotiation of the material terms and conditions of any such transaction, (iii) consider any alternatives to any such transaction, including without limitation, the Company continuing to operate as an independent company, (iv) terminate any negotiations, discussions or consideration of, or reject, on behalf of the Company, any transaction, (v) recommend to the Board the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction, including the power to approve or disapprove of such transaction, or the advisability of pursuing any other alternative, and (vi) engage such advisors, consultants and agents as the Special Committee may deem necessary or appropriate to discharge its duties. It was also noted that if no alternative sources of potential capital or other strategic transaction was available or successful, the Company may need to cease operations or seek protection under the U.S. Bankruptcy Code.

Between March 15, 2023 and March 30, 2023, the Special Committee reviewed the proposed terms set forth by five potential financial advisors to the Special Committee. As part of such review and consideration, the Special Committee and members of the Company’s management team interviewed and met with the potential financial advisors to assess certain factors, such as their qualifications, responsiveness, reputation, experiences, proposed services and associated fees. In addition, the Special Committee took into consideration the scope of advisory services proposed to be provided by such proposed financial advisors.

On March 20, 2023, as Mr. O’Brien had recused himself from participating in discussions regarding any potential transaction between Fall Line and the Company, Clay Mitchell of Fall Line approached the Special

Committee and Dr. Zarur to communicate a potential interest in discussing a potential transaction involving the Company.

On March 23, 2023, the Company and Fall Line entered into a confidentiality agreement. Thereafter on the same day, Fall Line was provided access to the Company’s data room.

On March 24, 2023, members of the Company’s management team met with Mr. Mitchell and other members of the Fall Line team to discuss and review certain business and diligence related matters regarding the Company.

On March 29, 2023, Fall Line Endurance Fund, LP (“Bidder”), an affiliate of Fall Line, sent the Special Committee a preliminary non-binding proposal (the “Initial Proposal”), which provided for, among other items, a proposal to acquire 100% of the outstanding capital stock of the Company by a to-be-formed affiliate of Bidder (“Buyer”), of all of the outstanding shares of Company Common Stock not beneficially owned by the Bidder or any potential co-investors in Buyer or their respective affiliates, for cash consideration of $0.60 per Share, with the Bidder, other potential co-investors in Buyer and their respective affiliates rolling over all of their Company Common Stock into Buyer to result in the Company becoming wholly-owned by Buyer. The proposed cash consideration of $0.60 per Share in the Initial Proposal represented an approximately 29% premium over the closing trading price of the Company’s Common Stock on March 29, 2023. The Initial Proposal noted that the proposed transaction would be subject to customary closing conditions, and while the proposed transaction would not be subject to a financing condition, the Initial Proposal stated that, concurrent with the consummation of such proposed transaction, Buyer or its affiliates would complete a financing for purposes of raising funds to operate the Company following the consummation of such proposed transaction. The Initial Proposal also stipulated that the Initial Proposal was conditioned on certain other to-be-identified Company stockholders agreeing to roll their existing equity into Buyer in the proposed transaction set forth in the Initial Proposal.

On March 30, 2023, after the U.S. securities markets closed, the Company filed a Current Report on Form 8-K and issued a press release publicly confirming that it had received the Initial Proposal and noting that the Special Committee would carefully evaluate the Initial Proposal in the context of ongoing review of various alternatives. Bidder also amended its Schedule 13D announcing that it had submitted the Initial Proposal to the Company.

Also on March 30, 2023, the Special Committee held a meeting, at which both Special Committee members and certain members of the Company’s management team were present, to discuss the Initial Proposal and the engagement of potential financial and legal advisors to the Special Committee. Furthermore, the Special Committee discussed next steps in considering and responding to the Initial Proposal and considered other potential strategic alternatives, financing alternatives and other potential paths forward for the Company. After reviewing the proposals of various investment banks to lead a market check process for the Special Committee and the fees associated therewith, the Special Committee determined that it was in the best interests of the Company for the Special Committee to engage an investment bank to provide only a fairness opinion and to have management lead the market check process. In directing the Company’s management team to lead the market check process, the Special Committee took into consideration multiple factors, including (i) that the Company’s management team had already been in contact with multiple third parties in the course of the past year as part of the Company’s ongoing outreach efforts to pursue additional funding and investment opportunities, (ii) the existing business relationships between the Company’s management team and other third parties, both potential investment parties as well as other parties in the industries in which the Company operates, (iii) the difficulty in identifying and engaging any financial institutions to represent the Company in any potential investment or strategic opportunities and (iv) the relative cost efficiency of utilizing the Company’s management team to lead the market check process.

On March 31, 2023, the Special Committee executed an engagement letter with Roth Capital Partners, LLC (“Roth”), pursuant to which Roth was engaged to serve as a financial advisor to the Company for the purpose of providing the Special Committee with a fairness opinion in connection with a potential merger and acquisition transaction. Roth disclosed that it had no prior relationships with Fall Line in the prior two years.

Also on March 31, 2023, upon the Special Committee’s authorization and direction, the Company’s management team initiated its formal market check process and began reaching out to potential plant health third parties with strategic interest and to potential human health third parties with a strategic interest in mRNA.

Drs. Cooney and Schlicher determined that it would be beneficial to the Special Committee’s ability to assess the potential transaction with the Bidder to have standing check-in calls with certain members of the Company’s senior management to discuss status of the exploration of potential financial and strategic opportunities for the Company (each a “Committee Standing Call”). On April 3, 2023, during a Committee Standing Call, Drs. Cooney and Schlicher and certain members of the Company’s management team discussed the current status of discussions with Fall Line, next steps in continuing the Company’s market check and the proposed offer price of $0.60 per Share as set forth in the Initial Proposal.

Also on April 3, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team and representatives of Roth were present. During such meeting, the Special Committee reviewed an overview of the background of the proposed transaction with Fall Line, the current status of discussions, market trends and next steps in engaging and negotiating with Fall Line regarding the Initial Proposal while continuing to consider other potential strategic alternatives.

Additionally, on April 3, 2023, a representative of Sumitomo Mitsui Banking Corporation (“SMBC”), acting as agent on behalf of an undisclosed client, contacted Mr. Matthew Walker, a member of the Board, to inquire whether the Company had engaged a financial advisor and whether its client could submit an offer.

Between April 4 and April 5, 2023, the Special Committee interviewed a number of potential legal advisors for the Special Committee, including Foley Hoag LLP (“Foley”), which was familiar with the Company’s business through its prior work for the Company on various matters, and discussed the ongoing process to engage a legal advisor with members of the Company’s management team.

On April 5, 2023, at the Special Committee’s request, the Company’s internal legal counsel instructed members of management to avoid having conversations with Fall Line regarding compensation, continued employment, equity matters or other related topics, given the then-current stage of discussions with Fall Line.

On April 6, 2023, Mr. Walker introduced the representative of SMBC to the members of the Special Committee by email, and Dr. Cooney introduced the representative of SMBC to a representative of Roth by email. On that date, a representative of Roth reminded the members of the Special Committee that Roth’s engagement was limited to the delivery of a fairness opinion and did not include financial advisory services, such as negotiations with potential bidders.

On April 7, 2023, the Special Committee executed an engagement letter with Foley pursuant to which Foley was engaged to serve as external counsel to the Special Committee in connection with the powers and responsibilities delegated to it by the Board.

On April 7, 2023, representatives of Goodwin Procter, LLP, the Company’s external counsel (“Goodwin”), sent representatives of O’Melveny & Myers LLP, external counsel to Fall Line (“OMM”), an initial draft of the Merger Agreement, which in addition to the terms set forth in the Initial Proposal, provided for, among other things: (i) a two-step transaction structure involving a tender offer and a back-end merger, with the tender offer closing contingent upon the tender by a majority of the unaffiliated stockholders, (ii) the acceleration and cash out of all in-the-money Company equity awards, (iii) customary representations and warranties with respect to the Company and a potential Fall Line purchasing entity, (iv) customary interim operating covenants with respect to the Company, (v) a 30-day go-shop period and (vi) a Company termination fee of an undetermined amount.

Also on April 7, 2023, a representative of Foley contacted a representative of SMBC to convey the Special Committee’s willingness to consider any offer.

On April 8, 2023, representatives of SMBC contacted Roth and the Special Committee to propose a call to discuss a potential offer from an unidentified third party. Dr. Cooney indicated to the representatives of SMBC that a representative of Foley would make arrangements for a call.

On April 10, 2023, representatives of Foley and SMBC discussed the possible interest of an unidentified client of SMBC, described by SMBC as a large multinational manufacturing company and referred to herein as “Party A”, in submitting a bid for the Company and how Party A might participate in any bidding process. The representative of Foley encouraged SMBC to advise Party A to submit any bid as soon as possible to maximize the Special Committee’s opportunity to give it full consideration. The representatives of SMBC indicated that Party A had not yet decided to submit any bid and might be slow in its decision-making process.

On April 10, 2023, certain members of the Company’s management team met with members of the Fall Line team to discuss and review ongoing business and diligence matters relating to the Company. Later on April 10, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, certain members of the Company’s management team, with certain representatives of Fall Line joining the call, provided a recap of the business and diligence matters reviewed among the Company’s and Fall Line’s business principals during such diligence session and next steps in the current deal process.

On April 11, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, certain members of the Company’s management team provided updates on negotiations with Fall Line as well as updates on outreach to potential new and existing investors and potential third parties regarding a strategic transaction.

On April 12, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss the Initial Proposal and initial perspectives on the approach to responding to Fall Line. Later that evening, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, to discuss among other things the potential bid from Party A and whether to engage an investment bank, such as Roth, to assist with negotiations with Fall Line regarding the offer price and any negotiations with a third-party bidder. The Special Committee considered the significant expense of investment banking services relative to the potential benefit in the absence of a competing bid. A representative of Foley advised the members of the Special Committee regarding their fiduciary duties as members of the board of directors of a public benefit corporation. The Special Committee determined that it should seek preliminary valuation information from Roth before responding to Fall Line regarding the offer price of $0.60 per Share as set forth in the Initial Proposal.

On April 13, 2023, a representative of SMBC contacted a representative of Foley to communicate the identity of Party A, to express Party A’s ability to acquire the Company from its existing cash resources, and to express Party A’s interest in retaining the Company’s management team as an element of any bid it might make. The representative of SMBC restated SMBC’s expectation that Party A would not ordinarily move quickly to submit a bid, but that an offer deadline might encourage it to do so.

Later in the day on April 13, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss the key terms of the draft Merger Agreement. Counsel present also generally reviewed with the Special Committee their fiduciary duties in context of an offer to acquire the Company and the Company’s obligations as a public benefit corporation. Representatives of Roth then joined the meeting and provided their view on the continued decline in the trading price of the Company Common Stock and explained the factors Roth intended to consider when assessing the fairness of the proposed transaction from a financial point of view. The Special Committee also discussed the inquiry received from Party A and the

Special Committee directed a representative of Foley to communicate with Party A to clarify that any proposal to engage in a strategic transaction with the Company would need to address the Company’s need for interim financing to fund the Company’s day-to-day operations from signing of any definitive agreement through the consummation of any such transaction. A representative of Foley conveyed the Special Committee’s instructions to a representative of SMBC later that evening, indicating that an offer submitted by April 26, 2023 would have the best opportunity to receive full consideration by the Special Committee.

On April 14, 2023, the Company provided SMBC, on behalf of Party A, with a form of confidentiality agreement containing customary provisions, including a 12-month standstill provision, which fell away upon the execution of the Merger Agreement. On that day, a representative of SMBC contacted a representative of Foley to convey that Party A was principally interested in the Company’s agricultural business.

Also on April 14, 2023, during a Committee Standing Call, Drs. Cooney and Schlicher and certain members of the Company’s management team discussed general status updates, including updates on outreach to potential new and existing investors and third parties regarding a strategic transaction.

Later on April 14, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, during which meeting the Special Committee discussed supervision of communications by the Company’s management with SMBC and the potential retention of Roth to lead negotiations with Party A if Party A were to submit a bid. A representative of Foley advised the members of the Special Committee regarding their fiduciary duties. The Special Committee determined to arrange for Roth to be available to provide additional financial advisory services in the event Party A were to deliver an indication of interest.

On April 17, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, during which meeting the Special Committee discussed communications protocols for outreach by the Company’s management team to third parties, including established large pharmaceutical companies, as part of the market check process, certain terms of the merger agreement, including the treatment of employee equity, the Company’s need to reduce its budget and the impact of budget reductions on the transaction process.

On April 18, 2023, during a Committee Standing Call, Drs. Cooney and Schlicher and certain members of the Company’s management team discussed, among other things, the proposed terms of the convertible note financing, general updates to the deal process, including ongoing diligence requests from Fall Line, and updates on outreach to potential new and existing investors and third parties regarding a strategic transaction. Drs. Cooney and Schlicher and the Company’s management team also reviewed a draft proposed term sheet (the “Term Sheet”) contemplating a $70 million convertible note financing, of which $30 million would be advanced to the Company at the signing of a merger agreement and the remaining amounts to be funded at the closing of the proposed merger. Following such discussion, Drs. Cooney and Schlicher instructed the Company’s management team to send out the proposed Term Sheet to OMM and Bidder.

On April 19, 2023, representatives of OMM sent a revised draft of the Merger Agreement to representatives of Goodwin that provided for, among other revisions: (i) Fall Line’s ability to modify any terms or conditions of the Offer, (ii) certain revisions relating to the purchasing entity’s requirement to obtain equity commitment letters from rollover investors and certain other revisions with respect to the representations and warranties, covenants and conditions to closing, (iii) certain revisions with respect to Fall Line’s obligations in connection with seeking antitrust approval, including that Fall Line would not be required to litigate or contest legal proceedings or orders issued by governmental authorities, divest any assets, entities or businesses, or terminate, amend or assign existing relationships or contractual rights or obligations, to obtain approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iv) in addition to the proposed termination fee, an expense reimbursement provision that would require the Company to reimburse Fall Line for certain fees and expenses if the Merger Agreement were to be terminated by Fall Line or the Company in certain circumstances. OMM, as representatives of Fall Line, also indicated that Fall Line wanted the Company to enter into a binding side letter to agree to reimburse Fall Line for its transaction expenses.

On April 20, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss the process for the Special Committee’s supervision of the transaction and the key terms of the updated draft of the Merger Agreement, including the expense reimbursement requirement proposed by Fall Line and the proposed concept of a side letter to memorialize the Company’s expense reimbursement requirements. Following such discussion, the Special Committee instructed the Company’s management team to continue to negotiate the terms of the Merger Agreement but reject certain economic terms related to expense reimbursement and termination fees. The Company’s management team also noted for the Special Committee that there had been no response from Party A as of the time of such Special Committee meeting.

On April 21, 2023, during a Committee Standing Call, Drs. Cooney and Schlicher and certain members of the Company’s management team discussed updates on investor outreach and outreach to third parties as part of the market check process. As of such date, the Company management team had contacted eight pharmaceutical/biotechnology companies, eight plant health companies, and over 100 venture capital or sovereign wealth funds to gauge their interest in potential investment or strategic transaction opportunities. The Company management team advised that no parties had yet indicated interest in engaging in discussions with the Company regarding such potential investment or transaction opportunities. The Company’s management team also provided an overview of the Company’s go-forward business plan and its then current cash position.

On April 22, 2023, representatives of Goodwin sent a revised draft of the Merger Agreement to representatives of OMM that provided for, among other revisions: (i) removal of Fall Line’s ability to modify any terms or conditions of the Offer, (ii) setting the outside date to be nine months following the signing of the Merger Agreement, (iii) removal of the Company’s expense reimbursement obligations and (iv) certain other revisions with respect to the representations and warranties, covenants and conditions to closing. It was further noted that the parties would continue to discuss the treatment of Company equity awards.

On April 24, 2023, the Board held a meeting, at which all Board members, other than Mr. O’Brien, who recused himself, and certain members of the Company’s management team were present, during which meeting the Company’s management team provided a high-level overview of certain cash spend scenarios. Later on the same day, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss general transaction timing and transaction execution logistics, including the requirement to satisfy the majority-of-the-minority closing condition for the tender offer.

On April 25, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, certain members of the Company’s management team provided an update on outreach to third parties as part of the market check process and on outreach to potential new and existing investors. The Special Committee also discussed potential other third parties that the Company might contact as part of the market check and provided the Company with a list of such suggested parties in both plant health and human health.

On April 26, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the Special Committee prepared for a discussion of the offer price with Mr. Mitchell of Fall Line and received a progress report on potential engagement with Party A.

Also on April 26, 2023, the members of the Special Committee spoke with Mr. Mitchell of Fall Line regarding the offer price of $0.60 per Share as set forth in the Initial Proposal.

On April 27, 2023, Mr. Mitchell of Fall Line contacted the Special Committee and the Company’s management team regarding the Company’s cash burn rate and runway. Mr. Mitchell also provided a brief summary of high-level proposed terms to be reflected in Fall Line’s next turn of the Term Sheet.

On April 27, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, at which meeting the update was provided that Fall Line had communicated its goal to obtain sufficient equity commitments to finance operations for the Company for at least twelve months after closing of the proposed transaction, and the Special Committee discussed the Company’s current cash flow situation and a potential near-term reduction in force, consisting primarily of employees supporting programs which do not have anticipated short-term value creation events (the “Reduction in Force”). The Special Committee discussed risks to the transaction arising from Fall Line’s concerns, including the potential for a reduction in the offer price. The Special Committee also noted that SMBC, on behalf of Party A, had again reached out to Dr. Zarur for more information regarding the Company. Representatives of Roth joined the meeting and provided an overview of their approach to the fairness analysis and process, including their ongoing review of comparable companies and transactions.

On April 28, 2023, members of Company’s management team met with representatives of Fall Line and OMM to discuss logistics related to deal timing and to discuss the Company’s current cash burn. Later the same day, during a Committee Standing Call with Drs. Cooney and Schlicher, certain members of the Company’s management team provided an update on discussions with Fall Line, outreach to third parties as part of the market check process and on outreach to potential new and existing investors and general updates regarding the deal process and negotiations.

Also on April 28, 2023, Fall Line provided the Company a revised draft of the Term Sheet that provided for, among other revisions: (i) up to $100 million of financing, with a target of $70 million of financing to be immediately funded after the closing of the Merger and a minimum amount of the initial financing set at $60 million, (ii) a conversion price of $0.60, (iii) an interest rate of 10% per annum, (iv) a maturity date 12 months following the closing of the initial financing and (v) that the investors would be selected by the Company and agreed to by Fall Line. Following discussions between Fall Line and members of management, Fall Line provided a further revised draft of the Term Sheet later that same day that provided (i) for a reduced conversion price of $0.40 and (ii) that the minimum amount of the initial financing could be less than $60 million as long as the parties mutually agreed that the amount was sufficient to fund the Company’s cash burn for 12 months following the closing of the initial financing.

Additionally, on April 28, 2023, Dr. Schlicher spoke with Mr. Mitchell of Fall Line, in which Mr. Mitchell conveyed certain of Fall Line’s reasons for not increasing the offer price and the critical need for the Company to reduce its cash burn rate immediately. In that conversation, Mr. Mitchell proposed to eliminate the termination fee payable by the Company under the Merger Agreement in favor of an expense reimbursement provision that would cover Fall Line’s expenses in the event of a superior proposal.

Also on April 28, 2023, Dr. Zarur contacted a third-party publicly-traded life science company, referred to herein as “Party B,” to gauge potential interest in a potential strategic transaction with the Company. Party B indicated it would be interested in continuing discussions and the parties executed a confidentiality agreement on May 4, 2023.

On April 29, 2023, the Company provided Fall Line a revised draft of the Term Sheet, that provided for, among other revisions: (i) an advance of $15 million concurrent with the signing of the Merger Agreement, such advance to automatically convert to convertible notes at the initial financing substantially concurrently with the consummation of the Offer and to be counted towards the minimum $60 million initial financing amount, (ii) an employee equity incentive plan with an employee option pool representing 15% of the post-closing capitalization, (iii) a maturity date of 18 months following the closing of the initial financing, (iv) reducing the senior liquidation preference for the Series A-1 Preferred Stock to 2X, (v) that the investors would be selected by the Company subject to Fall Line’s consent and (vi) a $50,000 expense reimbursement cap for Fall Line.

On April 30, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the Special Committee discussed the potential implications of Dr. Schlicher’s recent discussions with Fall Line for the offer price, Fall Line’s ability to finance its proposal, the possible retention of Roth to assist with negotiations, management’s revisions to the Term Sheet and other transaction matters. The Special Committee also discussed its supervision of both the Company management team’s negotiation of transaction terms with Fall Line and the Company management team’s solicitation of alternative proposals from third parties. A representative of Foley advised the Special Committee regarding their fiduciary duties. The Special Committee directed the representative of Foley to ask Roth to make a proposal regarding additional financial advisory services, to convey to management the Special Committee’s comments on the Term Sheet and to discuss with management the Special Committee’s supervision of the transaction process.

On April 30, 2023, the Company’s management team provided to Fall Line a revised draft of the Term Sheet reflecting comments of the Special Committee, including with respect to the use of proceeds.

On April 30, 2023, Fall Line provided the Company a revised draft of the Term Sheet that provided for, among other revisions: (i) deletion of the proposed $15 million advance to the Company, (ii) reduction of the employee option pool to represent 10% of the post-closing capitalization, instead of 15%, and (iii) removal of any cap on the expense reimbursement requirement.

On May 1, 2023, the Company provided Fall Line a revised draft of the Term Sheet, that provided for, among other revisions: (i) removal of Fall Line’s ability to fund less than the $60 million minimum financing amount depending on the necessary amount to fund the Company’s cash burn for the 12 months following the initial financing, (ii) re-inserting a 3X senior liquidation preference for the Series A-1 Preferred Stock (after discussions and feedback from Fall Line and other investors), (iii) an employee option pool representing 12.5% of the post-closing capitalization and (iv) a $100,000 expense reimbursement cap for Fall Line.

Also on May 1, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, at which meeting the Special Committee discussed, among other things, the impact of budget cuts on the Company’s financial projections, the status of Roth’s financial analysis, the possibility that Fall Line would reduce its offer price in light of continued declines in the Company’s stock price and the latest draft of the Term Sheet. The Special Committee asked that the Company’s management team make a presentation at the Special Committee’s next scheduled meeting regarding the status of the Company management team’s market check.

On May 2, 2023, Mr. Mitchell of Fall Line contacted the Special Committee to notify them of a reduced offer price of $0.40 per Share, and to provide a revised Term Sheet. The updated proposal of $0.40 per Share represented a 48% premium over the closing price of the Company Common Stock on May 2, 2023. The revised draft of the Term Sheet provided for, among other revisions: (i) re-insertion of the $15 million advance, (ii) a requirement that the Company repay a multiple of 3X of the principal amounts outstanding under the notes under certain circumstances and (iii) and removal of any cap on the expense reimbursement requirement.

Also on May 2, 2023, the Special Committee held a meeting at which both Special Committee members, a representative of Foley and a member of the Company’s management team were present to discuss Fall Line’s reduction of its offer price to $0.40 per Share, the absence of alternatives to Fall Line’s proposal and possible responses to the price reduction. The Special Committee provided feedback to the Company’s management team on the Term Sheet and certain terms of the Merger Agreement. The Special Committee determined that Dr. Schlicher should call Mr. Mitchell of Fall Line to discuss the revised offer price of $0.40 per Share.

Later on May 2, 2023, Dr. Schlicher and Mr. Mitchell of Fall Line had a conversation during which Mr. Mitchell indicated that Fall Line would not increase the offer price above $0.40 per Share. Fall Line and the Company executed the Term Sheet later the same day.

On May 4, 2023, Dr. Schlicher and Mr. Mitchell of Fall Line discussed the offer price of $0.40 per Share, and Mr. Mitchell reaffirmed Fall Line’s refusal to increase the offer price above $0.40 per Share.

On May 4, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, at which meeting members of the Company’s management team presented a summary of the market check and third party outreach that was conducted and the lack of any fruitful discussions or interest from any of the third parties. Following discussion, the Special Committee determined to accept the proposed offer price of $0.40 per Share.

On May 5, 2023, Dr. Schlicher conveyed the Special Committee’s decision to accept the offer price of $0.40 per Share to Mr. Mitchell of Fall Line.

On May 8, 2023, after discussions between the Company and Fall Line, the Company proposed certain revisions to the Term Sheet which included, among other revisions, an alteration to the conversion price of the convertible notes to equal the weighted average price of the portion of the funds used to fund the Offer, priced at the lower of $0.40 or the lowest price paid in the next round of financing, and the portion of the funds used for working capital, priced at a 10% discount to the lowest price paid in the next round of financing. Following such proposed revisions, on May 9, 2023, the parties re-executed the revised Term Sheet.

Also on May 8, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss an update on deal process, delays arising from Fall Line’s fundraising efforts and ongoing discussions with Fall Line.

Additionally, on May 8, 2023, representatives of SMBC reached out to Dr. Zarur to gauge the Company’s interest in a potential acquisition by Party A of the Company’s agricultural business. Dr. Zarur reiterated the Special Committee’s message encouraging Party A to submit an indication of interest as soon as possible and suggested they do so for the Special Committee’s consideration.

On May 9, 2023, the Company sent Fall Line a revised draft of the Term Sheet adjusting the calculation of the weighted-average conversion price formula to treat amounts used to fund the Advance Notes in the same manner as amounts used to fund the Offer.

On May 9, 2023, representatives of OMM sent a revised draft of the Merger Agreement to representatives of Goodwin that provided for, among other revisions: (i) clarifying references to the Contribution and Exchange Agreements and Note Purchase Agreement, (ii) reinsertion of Company expense reimbursement obligations and (iii) certain other revisions with respect to the representations and warranties, covenants and conditions to closing. It was noted that the treatment of Company equity was still an unresolved material point.

Also on May 9, 2023, the Board held a regularly scheduled meeting at which all Board members, other than Mr. O’Brien, who recused himself, and certain members of the Company’s management team were present to review quarterly agenda items for the upcoming quarter end and to discuss business updates, including the Reduction in Force and a general update on the potential transaction and process.

Additionally, on May 9, 2023, a representative of SMBC advised a representative of Foley that SMBC had provided transaction-related information to Party A and was awaiting a response from Party A, including with respect to the proposed confidentiality agreement. Later that day, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the Special Committee discussed recent communications with SMBC on behalf of Party A and the urgency of the Reduction in Force. The Special Committee determined that the Company was unlikely to receive a bid from Party A and that it was in the best interests of the Company to sign the transaction with Fall Line as soon as possible.

On May 10, 2023, representatives of OMM sent drafts of financing-related documents to the Company, such drafts including initial drafts of the Note Purchase Agreement and form of note thereunder, and forms of the Certificate of Incorporation of the Surviving Corporation, Investor’s Rights Agreement, Right of First Refusal and Co-Sale Agreement, Voting Agreement and Contribution and Exchange Agreement.

On May 11, 2023, certain members of the Company’s management team and representatives of Party B held a videoconference session to discuss initial high-level diligence items regarding the Company’s business, including the Company’s human health business. Following such discussion, the parties agreed to a delegation from Party B visiting the Company for further discussions.

Also on May 11, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present to discuss updates regarding the transaction, the structure and terms of the financing and discussion regarding timing for financing commitments from investors and overall timing of the transaction. The Special Committee provided directions to the Company’s management team regarding the terms of the transaction documents. The Company’s management team also provided a brief update regarding discussions with Party B and regarding the Reduction in Force.

Also on May 11, 2023, representatives of Goodwin and OMM traded revised drafts of the Contribution and Exchange Agreement, after which the form of Contribution and Exchange Agreement was shared in a data room accessible to Rollover Stockholders or emailed directly to such Rollover Stockholder on a rolling basis based on each such stockholder’s firm indication of interest.

On May 12, 2023, certain members of the Company’s management team and representatives of Party B met in an in-person meeting to continue discussions regarding aspects of the Company’s business, including the Company’s human health business, and the potential structure and business terms of a potential combination of the Company’s human health business and a business unit of Party B.

Also on May 12, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, the Company’s management team provided an update on outreach to potential rollover investors. The Company’s management team also provided an update regarding recent discussions with Party B.

On May 13, 2023, representatives of Goodwin sent a revised draft of the Merger Agreement to representatives of OMM that provided for, among other revisions, certain revisions with respect to the representations and warranties.

Between May 13 and May 29, 2023, representatives of Goodwin and representatives of OMM traded multiple revised drafts of the financing-related documentation, including the form of Advance Note, Note Purchase Agreements and form of note thereunder, and forms of Certificate of Incorporation of the Surviving Corporation, Investor’s Rights Agreement, Right of First Refusal and Co-Sale Agreement, Voting Agreement, Subordination Agreements and Security Agreements. During this period, a representative of Foley, on behalf of the Special Committee, provided feedback to the Company’s management team of the Company and representatives of Goodwin regarding these documents.

On May 15, 2023, SMBC, on behalf of Party A, formally informed Dr. Zarur that Party A did not intend to move forward with an indication of interest as it did not believe it would be able to meet the timeline on which the Company anticipated that it would need to consummate a strategic transaction, given the Company’s financing needs. That same day, a representative of SMBC advised a representative of Foley that Party A had decided to pass on the opportunity to participate in the sale process, citing resource requirements and the Company’s tight timeline.

On May 16, 2023, during a Committee Standing Call with Drs. Cooney and Schlicher, the Company’s management team presented the draft of the Management Projections, which review included a summary of certain assumptions and various financial scenarios. Following questions and discussion of the presented materials and information, the Special Committee approved the Management Projections, and instructed that the Management Projections be shared with Roth to assist in its fairness analysis.

Later in the day on May 16, 2023, the Special Committee held another meeting at which both Special Committee members and certain members of the Company’s management team were present to discuss updates regarding outreach to potential rollover investors and discussions regarding general transaction updates, such as anticipated timing and status updates.

Also on May 16, 2023, Fall Line and the Company agreed on a version of the Term Sheet to be shared with potential investors, which was shared in the data room available to Rollover Investors.

On May 17, 2023, Mr. Mitchell of Fall Line communicated to the Special Committee that, in light of the deteriorating price of the Common Stock and the premium that Fall Line intended to pay, Fall Line was reducing its offer price to $0.30 per Share.

On May 18, 2023, Party B provided the Company with a diligence request list.

Also on May 18, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, at which meeting the Special Committee discussed Fall Line’s updated proposal of $0.30 per Share. The updated proposal of $0.30 per Share represented a 54.6% premium over the closing price of the Company Common Stock on May 18, 2023. The Special Committee discussed Fall Line’s revised offer of $0.30 per Share in the context of the Company’s current cash situation, the absence of any alternative transaction, the imminent announcement of the Reduction in Force and the challenges faced by Fall Line in raising the desired amount of capital. The Special Committee also provided direction to the Company’s management team regarding certain terms of the Merger Agreement. The Special Committee adjourned the meeting and immediately reconvened with only a representative of Foley. The representative of Foley advised the members of the Special Committee regarding their fiduciary duties. The Special Committee considered the low likelihood that Fall Line would agree to increase its offer price above $0.30 per Share and, after further discussion, reaffirmed its prior conclusion that it was in the best interests of the Company and the Company’s stockholders to accept Fall Line’s proposed offer price, subject to the receipt of Roth’s fairness opinion. Following the meeting, Dr. Cooney spoke with Mr. Mitchell of Fall Line to convey the Special Committee’s acceptance of the revised offer of $0.30 per Share.

On May 19, 2023, certain members of the Company’s management team and representatives of Party B held a call to discuss certain diligence items. Following this discussion, representatives from Party B informed the Company that it did not believe Party B’s existing business unit and the Company’s human health business would be a good fit. The parties agreed to follow up in the coming week.

On May 20, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the Special Committee discussed the terms of the Merger Agreement and the Convertible Note Purchase Agreement. The Special Committee considered the risks to the Company of extended negotiations and directed the representative of Foley to convey the Special Committee’s comments on the transaction documents to the Company’s management team, advising the Company’s management team to resolve all remaining open issues.

On May 22, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present. At this meeting the Special Committee discussed the timing of the receipt of the fairness opinion from Roth. Additionally, certain members of the Company’s management team provided updates on the status of the transaction, the Reduction in Force and participation of various stockholders in the convertible note financing and the proposed rollover of Shares.

On May 23, 2023, representatives of Party B formally notified the Company that they were no longer interested in continuing discussions with the Company regarding a potential strategic transaction.

Also on May 23, 2023, during a Committee Standing Call, Drs. Cooney and Schlicher and certain members of the Company’s management team discussed deal process and updates, including ongoing discussions with potential investors and potential third parties regarding a strategic transaction. The Company’s management team also provided the update that Party B had indicated they were no longer interested in continuing discussions.

On May 24, 2023, representatives of Roth, with certain members of the Company’s management team present, provided Drs. Cooney and Schlicher a high-level overview of Roth’s valuation and fairness analyses and methods and the inputs and assumptions used in such analyses.

On May 25, 2023, representatives of Goodwin communicated to OMM that the Special Committee directed that the expense reimbursement cap under the Merger Agreement be set at $900,000. OMM as representatives of Fall Line communicated to Goodwin that the expense reimbursement cap be set at $1.575 million. Representatives of Goodwin communicated to OMM that the Company counter-proposed a $1.2 million expense reimbursement cap. Fall Line maintained the expense reimbursement cap should be $1.575 million.

Later on May 25, 2023, the Special Committee held a meeting at which both Special Committee members and a representative of Foley were present, at which meeting the representative of Foley reviewed for the Special Committee their fiduciary duties as members of a special committee of the Board of Directors of a Delaware public benefit corporation empowered to negotiate a going-private transaction on behalf of the Company. The Special Committee also discussed an inquiry from a biomanufacturing company, referred to herein as Party B, regarding a potential acquisition of certain mRNA manufacturing assets of the Company. The Special Committee determined that the inquiry from Party B was not a viable alternative to the proposed transaction with Fall Line but might provide the Company with added liquidity through an asset sale. The Special Committee discussed Fall Line’s proposed expense reimbursement cap and authorized the Company’s management team to agree to a cap up to the amount proposed by OMM.

Later the same day, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, at which meeting updates regarding the status of the transaction were provided. Following discussion, the Special Committee reaffirmed its authorization for the Company’s management team to agree to Fall Line’s proposed expense reimbursement cap of $1.575 million.

On May 29, 2023, the Special Committee held a meeting at which both Special Committee members, certain members of the Company’s management team, representatives of Roth, representatives of Goodwin and a representative of Foley were present. The purpose of the meeting was to (i) receive a presentation from Roth with respect to its opinion regarding the fairness of the price to be offered to the unaffiliated stockholders of the Company, (ii) receive a presentation from Goodwin regarding the final terms of the Merger Agreement and related documentation, including with respect to the Notes Financing, and (iii) consider and vote upon certain resolutions with respect to such transactions. A representative of Roth reviewed with the Special Committee Roth’s presentation regarding its valuation analyses and delivered its opinion that, based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Offer Price to be paid pursuant to the Merger Agreement is fair, from a financial point of view to the holders of Company Common Stock (other than Parent, Merger Sub, Rollover Stockholders, Dissenting Stockholders, and their respective affiliates). Representatives of Goodwin then summarized for the Special Committee the final terms of the Merger Agreement, the Notes Financing and related documents. Following the delivery of the fairness opinion and the review of the terms of the transaction documents, and after considering the foregoing and taking into consideration the factors described under “—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger”, the Special Committee unanimously, after balancing (i) the Company’s stockholder pecuniary (financial) interests, (ii) the best interest of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (iii) the Company’s Public Benefit Purpose, resolved that the Special Committee (a) recommended that the Board determine and declare that the Merger Agreement and the consummation of the transactions contemplated thereby, including the transactions with respect to the convertible note financing, were advisable, fair to and in the best interests of the Company and its stockholders, including the holders of the unaffiliated stock, (b) determined that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (c) recommended that the stockholders of the Company should tender their shares of Company Common Stock with respect to Fall Line’s offer.

After the Special Committee Meeting, on May 29, 2023, the Board held a meeting, at which all Board members (other than Mr. O’Brien who recused himself), certain members of the Company’s management team, representatives of Goodwin and a representative of Foley were present, to discuss, among other items, the current terms of the proposed Merger with Fall Line. At such meeting, members of the Company’s management team also provided an update regarding the Company’s efforts to raise additional capital, commitments from existing investors in connection with the rollover and initial views on the effects of the proposed transaction and additional financing on the Company’s future business plans and runway. Representatives of Goodwin also reviewed with the Board their fiduciary duties in context of an offer to acquire the Company and the Company’s obligations as a Delaware public benefit corporation. Based on the factors described under “—Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger” including the recommendation of the Special Committee at this meeting, the members of the Board present unanimously, after balancing (i) the Company’s stockholder pecuniary (financial) interests, (ii) the best interest of those materially affected by the Company’s conduct (including customers, employees, partners and the communities in which it operates) and (iii) the Company’s Public Benefit Purpose, resolved that (a) it was fair to, and in the best interests of the Company and its stockholders, including the holders of the unaffiliated stock, and declared it advisable to enter into the Merger Agreement and the transaction contemplated thereby, including the transactions with respect to the convertible note financing, (b) the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (c) recommended the stockholders of the Company tender their shares of Company Common Stock with respect to Fall Line’s offer and adopt the Merger Agreement.

The Company and Fall Line finalized the Merger Agreement and related documents over the course of the day on May 29, 2023 and, concurrently with the execution of the Contribution and Exchange Agreements, executed the Merger Agreement later that day. Prior to the market open on May 30, 2023, the Company and Fall Line issued a joint press release announcing the execution of the Merger Agreement.

Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger

GreenLight Special Committee

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Special Committee consulted with members of the Company’s management team and its financial advisor. The Special Committee also consulted with its outside legal counsel regarding its fiduciary duties, and the Special Committee also consulted with both its outside legal counsel and the Company’s outside legal counsel regarding the terms and conditions of the Merger Agreement and other related matters. In the course of reaching its recommendation, the Special Committee considered a number of positive factors relating to the Merger Agreement, the Offer and the Merger, each of which the Special Committee believed supported its decision, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Special Committee):

•

The Offer Price of $0.30 per Share in cash represents immediate and certain value and liquidity to the unaffiliated holders of Shares upon the Closing. The Special Committee believed that, on a present value, risk-adjusted basis, the Offer Price of $0.30 per Share in cash is more favorable to the unaffiliated holders of Shares than the value achievable through other strategic alternatives, taking into account the viability, benefits and risks of such alternatives.

•

In this regard, the Special Committee considered the fact that, on a present value basis, the Merger Agreement delivers fair value to the Company’s stockholders which likely could not be achieved by the Company on a stand-alone basis in the near term based on the Special Committee’s assessment of the Company’s business, operations, strategic and competitive positioning, historical and projected financial performance, long-range plans, financing needs and the risk in achieving its prospects and plans, including the fact that the most likely alternative to the Merger was near-term bankruptcy, the fact that all other strategic alternatives had a very low probability of achieving a successful outcome during the period prior to the Company’s anticipated point of insolvency, and the fact that the Merger would eliminate execution risk associated with other strategic alternatives and market risk.

•

The Special Committee’s knowledge of the business, operations, financial condition, results of operations and prospects of the Company, as well as its views regarding the current and prospective environment in which the Company operates, including economic and market conditions and competitive considerations. The Special Committee considered the Offer in light of the current challenging state of United States capital markets, particularly for both early-stage biotechnology companies similar to the Company and former special purpose acquisition companies like the Company, and the Company’s continuing failure over approximately nine months to attract funding from new investors willing to invest in the Company as a public company. The Special Committee recognized that the Company operates in a highly competitive industry, that the Company’s business plans may not prove successful and present inherent risks, that the Company’s competitors may possess substantially greater financial resources, may offer newer or more effective solutions, or may develop and market mRNA technologies or products more rapidly than the Company or that are more effective than the Company’s mRNA technology or products and that general macroeconomic conditions may continue to deteriorate and may adversely affect the Company’s ability to implement its business plan and continue as a going concern. The Committee considered the added risks to the Company’s business plan arising from the fact that the Company’s human health product candidates had not yet demonstrated success in human clinical trials.

•

The current and historical trading prices of the Company Common Stock, and the fact that the Offer Price of $0.30 per Share in cash represents a premium of approximately 50% to the closing price of the Company Common Stock as of May 26, 2023, the last trading day prior to the Special Committee’s approval of the Merger.

•

Despite Fall Line’s publicly announced initial indication of interest proposing an offer price of $0.60 per Share in March 2023, the Company Common Stock continued to trade at decreasing prices, reaching $0.20 on May 17, 2023 and ultimately resulting in an offer price of $0.30 per Share from Fall Line on May 17, 2023. Following negotiations between Fall Line and the Special Committee regarding the Offer Price, the Special Committee believed that the Offer Price of $0.30 per Share was the maximum price that Fall Line was willing to pay.

•

The fact that (i) during the period between March 2023 through May 2023, the Company contacted 18 third parties, including Party A and Party B, to gauge their interest in potential investment or strategic transaction opportunities, but these discussions did not result in any offers or further discussions to engage in any such investment or strategic transaction opportunities, (ii) during the period between November 2022 and May 2023, the Company reached out to approximately 120 other parties to gauge interest in a potential equity financing but this outreach did not result in any successful financing transactions due to each such party declining to pursue an equity investment in the Company and (iii) during the period between the public disclosure of Fall Line’s initial indication of interest on March 30, 2023 and the signing of the Merger Agreement on May 29, 2023, the Company did not receive any unsolicited offers or bids from other third parties to engage in any potential investment or strategic transaction opportunities. The Special Committee considered that, if any other third parties were interested in exploring a transaction with the Company, such potential acquirors would have been motivated to approach the Company, and the Special Committee determined, based on the foregoing information, that no other potential transaction partner was likely, during the period prior to the Company’s anticipated point of insolvency, to be both willing and able to acquire the Company at a valuation of $0.30 per Share or more and willing and able to fund the Company’s operations during the period between the signing and closing of any transaction.

•

The fact that, in connection with the execution of the Merger Agreement, the Company would receive $15 million of cash in the form of the Advance Notes and that Fall Line and other investors would agree to put in place the Note Purchase Agreement, both of which were necessary, in the judgment of the Special Committee, to the continuation of the Company’s day-to-day operations. As the Company had previously contacted multiple third parties to gauge interest in any potential investment opportunities, such outreach not having resulted in any interest from third parties, the Special Committee considered the lack of viable alternatives to address the Company’s immediate cash flow requirements. As the Company faced the prospect of ceasing operations or seeking protection under the U.S. Bankruptcy Code, either of which would most likely have resulted in all unaffiliated holders of Company Common Stock suffering a complete loss on their investment, the Special Committee considered the Merger Agreement to be the best alternative.

•	The Special Committee’s belief that the terms of the Merger Agreement, taken as a whole, are fair and reasonable to the unaffiliated holders of Company Common Stock.

•	The Special Committee considered the impact of the Merger on those materially affected by the Company’s conduct and the Company’s Public Benefit Purpose, including:

•	the fact that the Company would survive the Merger as a wholly owned subsidiary and a Delaware public benefit corporation with the same public benefit purpose as prior to the Merger;

•

the cultural alignment between the Company and Fall Line, including a shared vision to fulfill the Company’s Public Benefit Purpose by creating products addressing some of humanity’s greatest challenges through science;

•

the fact that the Merger, by funding the ongoing operations of the Company for at least a period of time, would enable the Company to continue to employ a significant portion of the Company’s workforce and maintain relationships with its suppliers;

•

the fact that the Merger, by continuing the operations of the Company for at least a period of time, would increase the opportunity for the Company’s promising mRNA technology to result in products that would enhance human health and promote safer and more effective treatments for agricultural pests; and

•

the fact that a higher offer price would reduce cash available in the short term to fund the Company’s ongoing operations and would thereby impair the Company’s ability to achieve the foregoing benefits.

•

The Special Committee considered the oral opinion of Roth rendered to the Special Committee on May 29, 2023, which was subsequently confirmed by delivery of a written opinion dated May 29, 2023, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Roth in preparing its opinion, the Offer Price to be received by the holders of Company Common Stock (other than Parent and Merger Sub and their Affiliates, holders of Rollover Shares, and holders of Dissenting Shares) in the Transaction pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders (other than Parent and Merger Sub and their Affiliates, holders of Rollover Shares, and holders of Dissenting Shares). In considering Roth’s opinion, the Special Committee was aware that Roth’s opinion was based on the totality of factors and analyses considered by Roth and on Roth’s judgment and experience, and that the result or implication of any one particular analysis or factor considered by Roth was not dispositive. The opinion of Roth is more fully described in “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the GreenLight Special Committee.”

•	The Special Committee considered the terms of the Merger Agreement, including, among other things:

•

the anticipated timing of the consummation of the Offer and the Merger, and the structure of the Transactions as a tender offer for the Shares and a second step merger pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, permit the consummation of the Offer and the Merger in a timely manner;

•	the commitment of Parent in the Merger Agreement to use its reasonable best efforts to complete the Transactions as soon as practicable;

•	the lack of antitrust limitations with respect to the Merger;

•

the fact that Parent has entered into the Note Purchase Agreement with Fall Line and other investors, of which the Company is a third party beneficiary, under which Parent agreed to issue up to $100 million of Parent Notes, and under which $15 million was advanced in exchange for Advance Notes for the purpose of providing working capital to the Company, and the representations and covenants of Parent in the Merger Agreement as to its financing;

•

the conditions to closing of the Offer and the Merger, which the Special Committee believes are reasonable and customary in number and scope, and which, in the case of the condition related to the accuracy of the Company’s representations and warranties, are generally subject to a “company material adverse effect” qualification;

•	the Company’s entitlement to seek specific performance of Parent’s obligations under the Merger Agreement, including Parent’s and Merger Sub’s obligation to close the Merger;

•

the terms of the Merger Agreement relating to the Company’s ability to both solicit acquisition proposals and respond to unsolicited acquisition proposals, and the other terms of the Merger Agreement, including:

•	the Company’s right to actively solicit, provide information with respect to and negotiate acquisition proposals up until June 28, 2023.

•

the Company’s right, subject to certain conditions, to provide information in response to, and to discuss and negotiate, certain unsolicited acquisition proposals made during the “no-shop” period and before the Acceptance Time;

•

the provision of the Merger Agreement allowing the Company to terminate the Merger Agreement prior to the Acceptance Time in order to substantially concurrently enter into an alternative acquisition agreement, subject to Parent’s right to receive payment of an expense reimbursement fee of up to $1.575 million if terminated, which amount the Special Committee believes to be reasonable under the circumstances, given the size of the transaction and taking into account the relationship of the capped reimbursement amount to the range of termination fees in similar transactions, and which the Special Committee believes not to preclude or substantially impede a possible competing acquisition proposal; and

•

the provision of the Merger Agreement allowing the Board and the Special Committee to make a change of recommendation prior to the Acceptance Time in specified circumstances relating to a superior proposal or intervening event, subject to Parent’s right to terminate the Merger Agreement and receive payment of an expense reimbursement fee of up to $1.575 million, which amount the Special Committee believes to be reasonable under the circumstances, given the size of the transaction and taking into account the relationship of the capped reimbursement amount to the range of termination fees in similar transactions, and which the Special Committee believes not to preclude or substantially impede a possible competing acquisition proposal.

•	The Special Committee considered the transaction structure pursuant to the Merger Agreement, under which, assuming the conditions to the Offer are satisfied, the Offer is expected to be consummated 20

Business Days from the date of commencement, allowing unaffiliated holders of Shares to receive the Offer Price and, upon completion of the Merger, the Merger Consideration.

•

The Special Committee also considered the fact that the Offer was subject to the Minimum Condition and that the Company’s unaffiliated stockholders would be free to evaluate the Transactions and choose to tender (or not tender) their Shares in the Offer.

•

The Special Committee also considered the fact that the Company’s unaffiliated stockholders who do not tender their Shares in the Offer will have the right to demand appraisal of the fair value of the Shares under Delaware law (see the section entitled “Item 8. Additional Information — Appraisal Rights”).

In the course of reaching its recommendation, the Special Committee also considered certain risks and potentially adverse factors relating to the Merger Agreement and the Offer and the Merger, including the following (these factors are presented below in no particular order and were neither ranked nor weighted in any manner by the Special Committee):

•

Following the Merger, holders of Non-Rollover Shares will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Company. Although the Special Committee believed that, on a present value, risk-adjusted basis, the Offer Price of $0.30 per Share is more favorable to the unaffiliated holders of Shares than the value achievable through other strategic alternatives, taking into account the viability, benefits and risks of such alternatives, the Special Committee recognized that, over time and with sufficient funding, the Company could potentially deliver greater value per Share. In this regard, the Special Committee considered the Company’s recent financial performance, including its performance in the first fiscal quarter of 2023.

•

The risks related to the announcement and pendency of the Offer and the Merger, including the potential impact on the Company’s employees and its relationships with existing and prospective customers, vendors and business partners.

•

The provisions of the Merger Agreement that restrict the Company’s ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to certain exceptions, and that restrict the Company’s ability to enter into alternative acquisition agreements.

•

The possibility that the Transactions are not completed in a timely manner or at all for any reason, as well as the risks and costs to the Company if the Transactions are not completed or if there is uncertainty about the likelihood, timing or effects of completion of the Transactions, including uncertainty about the effect of the Transactions on the Company’s employees, existing and prospective customers, vendors, partners and other third parties, as well as the risk of diverting management and employee attention from ongoing business operations as a result of the Transactions, and the effect on the trading price of the Company Common Stock if the Merger Agreement is terminated or the Transactions are not completed for any reason.

•

The risk that, notwithstanding the successful negotiation of a go-shop provision and the absence of a termination fee, the high percentage of existing stockholders participating in the rollover of Shares (constituting approximately 80% of the total outstanding Shares), coupled with the absence of any obligation on the part of those stockholders to vote in favor of, or tender Shares in, any superior proposal, will deter third parties from making any acquisition proposal;

•

The risk that the Buyer’s right to match the terms of any superior proposal before the Company can terminate the Merger Agreement and accept the superior proposal will deter third parties from making any acquisition proposal;

•

The Merger Agreement’s customary restrictions on the conduct of the Company’s business before completion of the Transactions, generally requiring the Company to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and prohibiting the Company from taking specified actions, which could delay or prevent the Company from undertaking certain business opportunities that arise pending completion of the Transactions.

•

The possibility that the Company could be required under the terms of the Merger Agreement to pay an expense reimbursement fee of up to $1.575 million under certain circumstances and that such expense reimbursement could discourage other potential bidders from making a competing bid to acquire the Company.

•	The significant costs involved in connection with entering into the Merger Agreement and completing the Transactions (most of which are payable whether or not the Merger is consummated).

•

The receipt of cash by the unaffiliated Company stockholders in exchange for their Shares pursuant to the Offer and the Merger will be a taxable transaction to the unaffiliated Company stockholders for U.S. federal income tax purposes.

•

Some of the Company’s directors and executive officers have interests that are different from, or in addition to, the interests of the Company stockholders generally (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements”).

GreenLight Board

The Board considered and relied upon the analyses and recommendation of the Special Committee in arriving at this declaration and recommendation. In considering the Special Committee’s analyses and recommendation, the Board discussed the Special Committee’s recommendation with the members of the Special Committee and the Company’s management and legal advisors. The following are some of the significant factors that supported the Board’s determination and recommendation (these factors are presented below in no particular order and were neither ranked nor weighted in any particular manner by the Board):

•

the factors considered by the Special Committee that are listed in the section entitled “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger — GreenLight Special Committee” above (including with respect to the process followed by the Special Committee prior to entering into the Merger Agreement); and

•

the fact that the Special Committee is comprised of two independent directors who are not affiliated with Parent or its affiliates and are not employees of the Company or any of its subsidiaries, and the fact that, other than any compensation for their service on the Board and their interests described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the members of the Special Committee do not have any interests in the Offer or the Merger different from, or in addition to, those of the unaffiliated holders of the Company Common Stock generally.

The Board also considered a number of potentially negative factors in its deliberations concerning the Offer and the Merger, including the same potentially negative factors considered by the Special Committee that are listed in the above-captioned section of this Schedule 14D-9 under the heading “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger —  GreenLight Special Committee.”

In considering the recommendations of the Special Committee and the Board, the Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that are in addition to, or that are different from, the interests of the Company stockholders generally, as described in “— Reasons of the GreenLight Special Committee and GreenLight Board for the Offer and the Merger — GreenLight Special Committee.” The members of the Special Committee and the Board were aware of these interests and considered them, among others, in reaching their determinations to approve the Merger Agreement and the transactions contemplated thereby, and to make their recommendations to the Board and the Company stockholders, as applicable.

The foregoing discussions of the information and factors considered by the Special Committee and the Board include the principal factors considered by the Special Committee and the Board, respectively, but are not intended to be exhaustive and may not include all of the factors considered. In view of the wide variety of factors considered in connection with their respective evaluations of the contemplated transactions, and the complexity of these matters, the Special Committee and the Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that the Special Committee or the Board, as applicable, considered in reaching their determinations to approve the Merger Agreement and the transactions contemplated thereby, and to make their recommendations to the Board and Company stockholders, as applicable. Rather, the Special Committee and the Board viewed their respective decisions as being based on the totality of the information presented to them and the factors they considered. In addition, individual members of the Special Committee or the Board may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the Special Committee and the Board and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Intent to Tender and Intent to Exchange

To GreenLight’s knowledge, after making reasonable inquiry, certain of GreenLight’s executive officers and directors, including Andrey Zarur, currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than the Rollover Shares and Shares for which such holder does not have discretionary authority).

The other GreenLight executive officers and directors identified herein, including Matthew Walker, Marta Ortega-Valle and a fund over which Ganesh Kishore has the power to vote or direct the voting of shares held by such fund, who are Rollover Investors (as defined herein) entered into a Contribution and Exchange Agreement with Parent that were executed concurrently with the Merger Agreement. Pursuant to the Contribution and Exchange Agreements, the executive officers and directors agreed to contribute their shares of Company Common Stock to Parent, in exchange for shares of Series A-2 Preferred Stock of Parent. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Executive Officer and Director Arrangements Following the Merger

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Certain Financial Projections Prepared by the Senior Management of GreenLight

The Company does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing, from time to time, estimates of certain expected financial results and operational metrics in its regular quarterly earnings press releases and other investor materials. The Company is especially wary of making financial projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, at the request of the Special Committee, the Company’s management prepared, in May 2023, internal financial forecasts for fiscal years 2023 through 2028 (the “Management Projections”) for use in connection with the Special Committee’s evaluation of potential alternatives for the Company, including the discussions and negotiations with Fall Line. The Company’s management, the Special Committee and Board believed the Management Projections provided a reasonable basis for the Company’s future performance based on facts known at such time. When determining this longer-term financial outlook for the Company’s business, management made assumptions concerning general business, partnership and collaboration opportunities, economic, regulatory, geopolitical, market and financial conditions, as well as industry and Company specific factors, such as:

•	Current macroeconomic conditions and market challenges in raising additional financing, especially for early-stage biotechnology companies;

•

Timing of commencement of commercial revenue for new products based on expected regulatory approval timing and subsequent launch: Calantha in 2024; Bioparticles in 2024; varroa mite solution in 2025; 2 new products addressing gray mold and mildews in 2026; 3 additional new products in 2028 to address mites, toxins and lepidoptera. Revenue expectations based on current size of markets and expected penetration of new products in each existing market;

•	Partnerships and collaborations with certain third parties to jointly commercialize plant health products with revenue share arrangements;

•

License revenue includes expected license revenue from Serum Institute related to existing Shingles program and revenue from other human health programs not forecasted at this time due to uncertainty around program timing;

•	Cost of goods expected for products to be launched ranges from 20% to 60% of revenue;

•	R&D expenditures focused on Plant Health pipeline pending additional funding for Human Health programs, expected growth of 3%;

•	SG&A expenditures expected to grow between 3% and 5% per year;

•	Cash to be paid for estimated lease termination and restructuring expenses estimated at $15 million in 2023; and

•	New borrowings undertaken to fund commercial plant buildout required for scaled operations.

For more information regarding the Special Committee’s request to management to prepare the Management Projections, see the section above entitled “— Background of the Offer and the Merger.” The Management Projections were furnished to Roth and to Fall Line to assist them in their due diligence review and evaluation of the Company.

The Management Projections were developed by the Company’s management on a standalone basis, without giving effect to the Offer or the Merger or the other transactions contemplated by the Merger Agreement. Although the Management Projections did not reflect any assumptions regarding any anticipated changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or any costs incurred in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement , the Management Projections were based upon certain assumptions with respect to the Company’s level of working capital, ability to obtain financing and ongoing anticipated expenditures in light of the restructuring referred to below. Furthermore, the Management Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. In addition, the Management Projections included a pro forma Profit and Loss statement for 2023 developed based on annualizing the expected spending levels after the restructuring plan that the Board authorized on May 30, 2023 as described in the Company’s Current Report on Form 8-K filed on May 31, 2023. The pro forma cash flows projection for 2023 included an estimate of payments associated with restructuring and potential lease termination costs. In the view of the Company’s management, the Management Projections were reasonably prepared by its senior management on bases reflecting the best currently available estimates and judgments of senior management of the future financial performance of the Company and other matters covered thereby.

The Management Projections are included herein because they (1) were made available to representatives of Fall Line by the Company’s management, as described in the section above entitled “— Background of the Offer and the Merger;” (2) were made available to representatives of Roth by the Company’s management, in connection with Roth being engaged to provide a fairness opinion to the Special Committee; (3) were approved by the Special Committee and the Board for Roth’s use in connection with its financial analysis, as described in the sections above entitled “— Opinion of the Financial Advisor to the GreenLight Special Committee” and “— Background of the Offer and the Merger;” and (4) were made available to the Special Committee and the Board in connection with their consideration of the Offer and the Merger and other strategic alternatives available to the Company, as described in the section above entitled “— Background of the Offer and the Merger.” The inclusion of Management Projections should not be regarded as an indication that the Special Committee, the Board, Roth, the Company or its management, Fall Line, Parent, Merger Sub or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and the Management Projections should not be relied on as such.

The Management Projections and the underlying assumptions upon which the Management Projections were based are subjective in many respects, and subject to multiple interpretations and frequent revisions attributable to the dynamics of the Company’s industry and based on actual experience and business developments. The Management Projections, while presented with numerical specificity, reflect numerous assumptions with respect to Company performance, industry performance, partnership and collaboration opportunities, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties beyond the Company’s control. Multiple factors, including those described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” could cause the Management Projections or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Management Projections will be realized or that actual results will not be significantly higher or lower than projected. Because the Management Projections cover multiple years, such information by its nature becomes less reliable with each successive year. The Management Projections do not take into account any circumstances or events occurring after the date on which they were prepared, including the Offer or the Merger. Economic, regulatory and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Management Projections will be achieved. As a result, the inclusion of the Management Projections does not constitute an admission or representation by the Company or any other person that the information is material. The Company made no representation to Parent, Merger Sub or any other person, in the Merger Agreement or otherwise, concerning the Management Projections. The summary of the Management Projections is not provided to influence the Company’s stockholders’ decisions regarding whether to tender their Shares in the Offer or any other matter related to the Offer or the Merger. The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in the Company’s public filings with the SEC.

The Management Projections were not prepared with a view toward public disclosure or toward compliance with the published guidelines of the SEC regarding projections or GAAP (as defined below), or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other accounting firm, has examined, compiled or performed any procedures with respect to the Management Projections. There can be no assurance that the Management Projections will be realized or that actual results will not be significantly higher or lower than forecasted.

The following table presents a summary of the Management Projections:

(Thousands USD)	Pro forma 2023*	2024	2025	2026	2027	2028
Revenue:
Plant Health - Product Revenue	$—	$10,820	$53,792	$115,715	$142,111	$228,988
Human Health - License Revenue	3,750	375	563	1,125	—	2

Total Revenue	3,750	11,195	54,355	116,840	142,111	228,990
Total COGS	—	2,381	11,133	26,014	37,141	70,708

Total GreenLight Gross Profit	3,750	8,814	43,222	90,826	104,970	158,282

R&D Expenses
Plant Health R&D	33,296	34,774	35,851	36,961	38,107	39,288
Human Health R&D	7,617	—	—	—	—	—

Total R&D Expense	40,913	34,774	35,851	36,961	38,107	39,288

Total SG&A	23,479	19,407	20,027	20,667	21,328	22,011
Total Operating Expenses	64,393	54,181	55,877	57,628	59,435	61,300
Other, net	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)	(2,500)

Net Income / (Loss)	$(63,143)	$(47,868)	$(15,156)	$30,698	$43,035	$94,482

*	reflects a one year base case with second half 2023 ongoing operating expenses annualized. Excludes restructuring costs.

The following is a summary of the cash flows for the periods presented:

(Thousands USD)	Pro forma 2023*	2024	2025	2026	2027	2028
Cash used in Operations	(59,879)	(41,030)	(22,869)	6,953	9,238	31,270

Cash used for investing activities	(8,250)	(17,700)	(21,900)	(6,500)	(21,200)	(16,200)

Cash from Financing Activities	36,419	53,977	52,500	(15,000)	15,000	(5,000)

The Management Projections do not take into account the possible financial and other effects on the Company of the Offer or the Merger and do not attempt to predict or suggest future results following the Offer or the Merger. The Management Projections do not give effect to the Offer or the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Offer or the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Management Projections do not take into account the effect on the Company of any possible failure of the Offer or the Merger to occur.

For the foregoing reasons, and considering that the Offer is being made several months after the Management Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers are cautioned not to place unwarranted reliance on the Management Projections set forth above. No one has made or makes any representation to any investor or stockholder regarding the information included in the Management Projections. The Company urges all Company stockholders to review its most recent SEC filings for a description of its reported financial results. See the section entitled “Where You Can Find Additional Information.”

Except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Management Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

Opinion of the Financial Advisor to the GreenLight Special Committee

Roth delivered its oral opinion to the Special Committee on May 29, 2023, which opinion was subsequently confirmed in a written opinion dated as of the same date, that, as of the date of such opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $0.30 in cash per share to be received by the holders of Company Common Stock (other than Parent and Merger Sub and their affiliates, holders of Rollover Shares, and holders of Dissenting Shares (as defined in the Merger Agreement) in the Transaction pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders (other than Parent and Merger Sub and their affiliates, holders of Rollover Shares, and holders of Dissenting Shares).

The full text of Roth’s written opinion, dated May 29, 2023, which sets forth the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference. The summary of Roth’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Company Common Stock are urged to read the opinion in its entirety. Roth provided its opinion for the information of the Special Committee (in its capacity as such) in its evaluation of the proposed Transaction. Roth’s opinion is not intended to be and does not constitute a recommendation as to whether any securityholder should tender shares of Company Common Stock in the Tender Offer or how the Special Committee or the Board of Directors of the Company or any securityholder should act on any matters relating to the proposed Transaction or otherwise.

In connection with rendering the opinion described above and performing its related financial analyses, Roth, among other things:

•	reviewed a draft of the Merger Agreement, dated May 27, 2023 (the “Draft Merger Agreement”);

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed the business, operations, financial condition and prospects of the Company and the financial terms and the form of consideration offered in the Transaction;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

•	reviewed an estimate prepared by the management of the Company of the liquidation value of the Company;

•	reviewed the Management Projections;

•	reviewed the reported prices and trading activity for the Company Common Stock;

•

reviewed the financial terms, to the extent publicly available, of certain acquisition transactions Roth deemed comparable with the Transaction and compared such financial terms with those of the Transaction;

•

compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies Roth deemed comparable with the Company and its securities;

•	participated in certain discussions with representatives of the Special Committee and its legal advisors; and

•	performed such other analyses, reviewed such other information and considered such other factors as Roth deemed appropriate.

For purposes of its opinion, Roth assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company and further relied upon the assurances of the management of the Company that such information did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in any material respect. With respect to the Management Projections, Roth stated that it had been advised by the management of the Company, and it had assumed, with the Special Committee’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and Roth expressed no view as to the assumptions on which they were based or on the assumed probabilities associated with future events contemplated thereby. In addition, Roth assumed that the final executed Merger Agreement would not differ in any material respect from the Draft Merger Agreement reviewed by it, and that the Transaction would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Roth also assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transaction, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Transaction. Roth noted that it is not a legal, tax, accounting or regulatory advisor.

For purposes of its opinion, Roth also relied upon, without independent verification, the assessment of the Company and its legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Roth expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price to be received by the holders of Company Common Stock in the Transaction.

Roth’s opinion did not address the fairness of any consideration to be received or paid by the holders of Rollover Shares or to the holders of any other class of securities, creditors or other constituencies of the Company. The opinion did not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any related tender and reinvestment arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. In connection with its engagement, Roth was not requested to, and it did not, undertake a third-party solicitation process on behalf of the Company. Roth’s opinion did not address the underlying business decision of the Company to pursue the Transaction or the relative merits of the Transaction as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available. Roth did not make any independent valuation or appraisal of the assets or liabilities (fixed, contingent or otherwise) of the Company, nor was Roth furnished with any such valuations or appraisals, nor did Roth assume any obligation to conduct, nor did it conduct, any physical inspection of the properties, facilities or other assets of the Company. For purposes of its opinion, Roth did not evaluate the solvency of the Company under any law of any jurisdiction relating to bankruptcy, insolvency or similar matters. Roth noted that it was not a legal expert, and for purposes of its analysis, did not make any assessment of the status of any outstanding litigation involving the Company and excluded the effects of any such litigation in our analysis. Roth’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Roth as of, the date of Roth’s opinion. Roth noted that events occurring after the date of Roth’s opinion might affect the opinion and the assumptions used in preparing it, and Roth did not assume any obligation to update, revise or reaffirm its opinion.

Roth’s opinion was provided for the information of the Special Committee (in its capacity as such) in its evaluation of the proposed Transaction. Roth’s opinion is not intended to be and does not constitute a recommendation as to whether any securityholder should tender shares of Company Common Stock in the Tender Offer or how the Special Committee or the Board of Directors of the Company or any securityholder should act on any matters relating to the proposed Transaction or otherwise. Roth’s opinion was approved by a committee of Roth investment banking and other professionals in accordance with Roth’s customary practice.

The following is a summary of the financial analyses delivered by Roth to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Roth, nor does the order of analyses described represent the relative importance or weight given to those analyses by Roth. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Roth’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 29, 2023 and is not necessarily indicative of current market conditions.

Liquidation Analysis. Roth used management’s estimates of the Company’s cash as of May 15, 2023, value from the sale of the Company’s intellectual property, proceeds from the sale of Company real estate, fixtures and equipment, future liabilities and wind down costs, and based on its judgment and experiences Roth derived the high and low values shown below by increasing and decreasing such estimates by 20%::

(In millions)	Low	High
Cash Projected as of 05/15/2023:	$18.0	$18.0
Estimated Monetization Value of the Sale of Intellectual Property	$—	$—
Real Estate, Fixtures and Equipment:	$8.0	$10.0
Estimated Future Liabilities	$(19.2)	$(28.8)
Wind down Costs:	$(36.5)	$(55.6)
Estimated Cash Available for Distribution to Common Shareholders	$(29.7)	$(55.6)
Estimated Cash Available for Distribution per Common Share:	$—	$—

Roth concluded that if the Company was liquidated and wound up, holders of Company Common Stock would receive no liquidating distribution.

Illustrative Discounted Cash Flow Analysis. Using the Management Projections, Roth performed an illustrative discounted cash flow analysis on the Company. For each year after 2023, the projected total revenues, projected total costs of goods sold, projected total research and development expense and projected total selling, general and administrative expense in the Management Projections were discounted by Roth based on probability of success discounts provided by Company management. Roth then took the probability discounted net income or loss for each year in the Management Projections and subtracted out projected interest income and interest expense in each year to calculate the Company’s projected earnings before interest, depreciation and amortization (“EBITDA”). Using its EBITDA calculations, Roth determined the Company’s projected unlevered cash flow. Using discount rates ranging from 12.0% to 16.0%, reflecting estimates of the Company’s weighted average cost of capital (“WACC”) calculated using the capital asset pricing model, Roth discounted to present value as of June 30, 2023: (i) its estimates of unlevered free cash flow for the Company for the years 2023 through 2028 derived from the Management Projections and (ii) a range of illustrative EBITDA multiples ranging from 7.0x to 9.0x. Roth’s presentation to the Special Committee, which is included as Exhibit (a)(5)(B) to this Schedule 14D-9, contains a detailed calculation of the Company’s WACC.

The table below shows the calculations described above.

Cash Flow Projections(1)	FY 2023E	FY 2024E	FY 2025E	FY 2026E	FY 2027E	FY 2028E
EBITDA(2)	$(60,643)	$(31,635)	$(15,149)	$7,243	$11,956	$29,500
EBIT	$(60,643)	$(31,635)	$(15,149)	$7,243	$11,956	$29,500
Tax-affected EBIT (NOPAT)(3)	$(60,643)	$(31,635)	$(15,149)	$7,243	$11,956	$29,500
D&A	$18,264	$10,236	$10,659	$10,969	$8,836	$5,484
Changes in net working capital	$(15,000)	$13,265	$(7,616)	$(7,740)	$(3,416)	$(8,473)
Capital expenditures	$(8,250)	$(9,034)	$(11,146)	$(3,200)	$(10,197)	$(6,834)

Unlevered free cash flows	$(65,629)	$(17,168)	$(23,252)	$7,273	$7,178	$19,677
PV of Free Cash Flow	$(61,332)	$(14,012)	$(16,574)	$4,528	$3,903	$9,344
Discount Period:	0.5	1.5	2.5	3.5	4.5	5.5

(1)

Reflects projections, including D&A, changes in net working capital and capital expenditures, provided by management. Roth calculated certain amounts presented in the table above by applying discounts based upon the probability of success, which discounts were discussed with management.

(2)

Subsequent to the delivery of the fairness opinion, Roth and Company management determined that the EBITDA information in the table above was inaccurate because the calculation of EBITDA did not add back depreciation and amortization expense. The correct EBITDA projection for 2023 was $(42,379), for 2024 was $(21,399), for 2025 was $(4,490), for 2026 was $18,212, for 2027 was $20,792 and for 2028 was $34,984. The error did not affect the present value of the free cash flows shown in the table. However, the error did result in the terminal value of the Company being understated by approximately $43.6 million. The correct terminal value should have been approximately $278.1 million. On that basis, Roth calculated that the range of implied equity values should have been from a low of $0.12 to a high of $0.50. Roth confirmed to the Special Committee that this error did not affect its fairness opinion.

(3)	Assumes GRNA would apply Net Operating Losses (“NOLs”) to offset any taxes.

Based on those estimates and an estimated terminal value of the Company of approximately $234.5 million (terminal year 2028 EBITDA of $29.5 million multiplied by the EBITDA multiple of 7.95x calculated as described below), Roth calculated a range of implied equity values from a low of $0.02 to a high of $0.34.

Roth calculated an estimated EBITDA multiple based on a comparison of the mean and median 2024 estimated EBITDA multiples of seven publicly traded agricultural technology companies that have positive EBITDA as shown in the following table.

(Amount in Millions of US Dollars, except for share price)
Company Details					2024E
Company	Exchange:Ticker	Stock Price	Fully Diluted Market Cap.	Enterprise Value	2024 Est. EBITDA	EV / EBITDA
Corteva, Inc.	NYSE:CTVA	$55.17	$39,218.9	$42,755.9	$4,040.3	10.8x
Nutrien Ltd.	NYSE:NTR	$55.89	$27,725.6	$41,550.6	$6,875.1	6.4x
FMC Corporation	NYSE:FMC	$103.59	$12,952.8	$16,842.6	$1,671.2	10.5x
ADAMA Ltd.	SZSE:000553	$1.20	$2,802.7	$5,171.3	$658.1	7.6x
Nufarm Limited	ASX:NUF	$3.56	$1,353.4	$2,293.5	$318.8	7.4x
Bioceres Crop Solutions Corp.	NasdaqGS:BIOX	$11.81	$745.0	$971.2	$109.7	8.6x
American Vanguard Corporation	NYSE:AVD	$17.28	$508.7	$611.1	$91.6	6.6x

		Summary Statistics
		Mean	$12,186.7	$15,742.3	$1,966.4	8.3x
		Median	$2,802.7	$5,171.3	$658.1	7.6x

Utilizing published estimates and current stock prices (and converting to U.S. dollars where necessary), Roth calculated a mean EBITDA multiple of 8.3x and a median EBITDA multiple of 7.6x.

Roth calculated an estimated WACC of 14.5% for the Company and applied an EBITDA multiple of 7.95x (the average of the mean and median multiples calculated above) to the estimated terminal value of the Company of approximately $234.5 million to determine a net present value (subtracting out the sum of the present value of the unlevered free cash flows derived from the Management Projections) of approximately $29.9 million. Roth then subtracted the Company’s debt of $24.0 million and added back the Company’s expected cash of approximately $18.0 million to calculate an implied equity value of approximately $23.9 million, or $0.16 per share of Company Common Stock.

Valuation Analysis – Selected Agricultural Technology Public Companies. Roth analyzed certain publicly available information relating to companies in the agricultural technology industry that were either pre-revenue or had nominal revenues. For each of the selected companies, Roth calculated and compared the fully diluted market capitalization, enterprise value, implied equity value and implied equity value per share.

While none of the companies included in the analysis is directly comparable to the Company, the companies included in the analysis are companies that Roth believed, based on its experience and professional judgment, were similar to the Company.

The following table presents the results of this analysis:

Company	Ticker	Fully Diluted Market Cap. ($MM)	Enterprise Value ($MM)	Implied Equity Value ($MM)	Implied Equity Value per Share ($MM)[1]
Biotalys NV	ENXTBR:BTLS	$204.7	$172.9	$166.9	$1.10
Yield10 Bioscience, Inc.	NasdaqCM:YTEN	$19.7	$17.4	$11.4	$0.08
Bio-Gene Technology Limited	ASX:BGT	$10.4	$7.6	$1.6	$0.01
Bee Vectoring Technologies International Inc.	CNSX:BEE	$8.0	$6.7	$0.7	$0.004
Evogene Ltd.[2]	NasdaqCM:EVGN	$26.3	$6.2	$0.2	$0.001
	Mean	$53.8	$42.2	$36.2	$0.24
	Median	$19.7	$7.6	$1.6	$0.01
GreenLight Biosciences Holdings	NasdaqGM:GRNA	$30.3	$36.3	$45.5	$0.30

Source: S&P Capital IQ; Company filings and press releases; Yahoo Finance as of 05/26/2023

(1)	If implied equity value per share is negative, a value of zero is ascribed to it for purposes of calculating the Mean and Median
(2)

Biomica Ltd, a subsidiary of Evogene, announced on April 27,2023 that it has closed a financing round of $20 million. Shanghai Healthcare Capital led the round with a $10 million investment into Biomica. Evogene also invested $10 million in Biomica in the financing round. The cash position does not include the $10 million received from Shanghai Healthcare Capital.

•	Enterprise Value (EV) is calculated as Market Cap plus debt, minority interest and preferred shares, minus total cash and cash equivalent

•	Implied Equity Value is the Enterprise Value minus GRNA’s net debt of $6MM ($24MM of debt minus $18MM of cash)

Currency conversions: 0.73451 USD/CAD, 1.072881 USD/EUR, 0.6554 USD/AUD

Valuation Analysis – Select Biotechnology RNA or Vaccine Public Companies. Certain publicly available information relating to preclinical and phase 1 biotechnology companies focused on developing vaccines or product candidates based on RNA technology were selected and analyzed by Roth. For each of the selected companies, Roth calculated and compared the fully diluted market capitalization, enterprise value, implied equity value and implied equity value per share.

While none of the companies included in the analysis is directly comparable to the Company, the companies included in the analysis are companies that Roth believed, based on its experience and professional judgment, were similar to the Company.

The following table presents the results of this analysis:

						Lead Product Candidate
Company Name	Exchange: Ticker	Fully Diluted Market Cap. ($MM)	Enterprise Value ($MM)	Implied Equity Value ($MM)	Implied Equity Value per Share ($MM)[1]	Product Name	Indication	Stage of Development
Icosavax, Inc.	NasdaqGS:ICVX	$493.7	$238.1	$232.1	$1.53	IVX-A12	RSV	Phase 1
Defence Therapeutics Inc.	CNSX:DTC	$97.3	$92.1	$86.1	$0.57	ARM Vaccine Program	Solid Tumors, Melanoma	Pre-clinical
Anixa Biosciences, Inc.	NasdaqCM:ANIX	$99.6	$71.2	$65.2	$0.43	Oncology vaccine	Breast cancer	Phase 1a
Dyadic International, Inc.	NasdaqCM:DYAI	$63.1	$51.4	$45.4	$0.30	DYAI-100	COVID-19	Phase 1
Alzinova AB	OM:ALZ	$12.3	$9.4	$3.4	$0.02	ALZ-101	Alzheimer’s Disease	Phase 1b
Eterna Therapeutics Inc.	NasdaqCM:ERNA	$12.2	$7.8	$1.8	$0.012	N/A	Multiple indications	Pre-clinical
TransCode Therapeutics, Inc.	NasdaqCM:RNAZ	$4.2	$3.3	($2.7)	($0.02)	TTX-MC138	Solid Tumors, breast cancer, pancreatic cancer	Pre-clinical
Eurocine Vaccines AB	NGM:EUCI	$2.4	$1.6	($4.4)	($0.03)	Vaccine candidate	Herpes Simplex Virus type 2	Pre-clinical
Oragenics, Inc.	NYSEAM:OGEN	$6.2	($1.0)	($7.0)	($0.05)	NT-CoV2-1	COVID-19	Pre-clinical
Blue Water Biotech, Inc.	NasdaqCM:BWV	$12.9	($7.4)	($13.4)	($0.09)	BWV-201	S.pneumo-induced acute otitis Media & Pneumonia	Pre-clinical
	Mean	$80.4	$46.7	$40.7	$0.27
	Median	$12.6	$8.6	$2.6	$0.02
GreenLight Biosciences Holdings	NasdaqGM:GRNA	$30.3	$36.3	$45.5	$0.30

Source: S&P Capital IQ; Company filings and press releases; Yahoo Finance as of 05/26/2023

(1)	If implied equity value per share is negative, a value of zero is ascribed to it for purposes of calculating the Mean and Median

•	Enterprise Value (EV) is calculated as Market Cap plus debt, minority interest and preferred shares, minus total cash and cash equivalent

•	Implied Equity Value is the Enterprise Value minus GRNA’s net debt of $6MM ($24MM of debt minus $18MM of cash)

Currency conversions: 0.0922911 USD/SEK, 0.73451 USD/CAD, 1.072881 USD/EU

Premiums Paid Analysis-U.S. Listed Acquisitions. Roth reviewed and analyzed, using publicly available information, the acquisition premiums paid for all-cash acquisition transactions announced during the time period from January 14, 2021 to May 26, 2023 involving a public company based in the United States as the target. For the entire period, using publicly available information, Roth calculated the minimum, 25th percentile, 33rd percentile, median, mean, 66th percentile, 75th percentile and maximum premiums of the price paid in the transactions using the closing stock price of the target company one day and one week prior to the announcement of the transaction. This analysis indicated 25th percentile premiums of 20.3% and 23.5%, respectively, median premiums of 39.0% and 41.4%, respectively, mean premiums of 40.0% and 43.2%, respectively, and 75th percentile premiums of 55.6% and 62.1%, respectively. Roth compared these premiums to the 50.4% and 57.1% premiums for Company Common Stock represented by the Offer Price.

Premiums Paid Analysis-Majority Shareholder Purchasing Remaining Shares. Roth reviewed and analyzed, using publicly available information, the acquisition premiums paid for all-cash transactions in which a majority shareholder acquired the remaining shares of Common Stock outstanding announced during the time period from January 7, 2021 to May 26, 2023 involving a public company as the target. For the entire period, using publicly available information, Roth calculated the minimum, 25th percentile, 33rd percentile, median, mean, 66th percentile, 75th percentile and maximum premiums of the price paid in the transactions using the closing stock price of the target company one day and one week prior to the announcement of the transaction. This analysis indicated 25th percentile premiums of 6.6% and 3.6%, respectively, median premiums of 19.3% and 23.0%, respectively, mean premiums of 25.8% and 27.2%, respectively, and 75th percentile premiums of 37.4% and 42.8%, respectively. Roth compared these premiums to the 50.4% and 57.1% premiums for Company Common Stock represented by the Offer Price.

While not a part of its fairness analysis, noted Roth reviewed the historical trading prices for the Company Common Stock for 52-week period ended May 26, 2023. In addition, Roth analyzed the Offer Price of $0.30 per share to be paid to holders of Company Common Stock pursuant to the Transaction in relation to the fifty-two week high and low market prices of the Company Common Stock. Roth noted that the market price of the Company Common Stock had declined approximately 98% from its 52-week high of $8.34 per share and 60% from its $0.44 price on March 30, 2023, when it received a letter of interest from the Bidder.

This review indicated that the Offer Price represented:

•	a premium of approximately 15.0% based on the 30-day volume weighted average price (“VWAP”) of $0.26;

•	a discount of approximately 17.0% based on the 60-day VWAP of $0.36; and

•	a discount of approximately 35.0% based on the 90-day VWAP of $0.46.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Roth’s opinion. In arriving at its fairness determination, Roth considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Roth made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated Transaction.

Roth prepared these analyses for the purposes of providing its opinion to the Special Committee as to the fairness from a financial point of view of the $0.30 in cash per share to be received by the holders of Company Common Stock (other than Parent and Merger Sub and their affiliates, holders of Rollover Shares, and holders of Dissenting Shares) in the Transaction pursuant to the Merger Agreement to be paid to the holders of Company Common Stock (other than Parent and Merger Sub and their affiliates, holders of Rollover Shares, and holders of Dissenting Shares) in the Transaction pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Roth or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Special Committee and the Board. Roth did not advise the Special Committee with respect to the determination of the Offer Price or the structure of the Transaction.

As described above, Roth’s opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to approve the Transaction, the Merger Agreement and other actions and transactions contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Roth in connection with the fairness opinion and is qualified in its entirety by reference to Roth’s written opinion attached as Exhibit (a)(5)(A).

Roth is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company and the other parties to the Transaction, and, accordingly, may at any time hold a long or a short position in such securities. During the two years prior to the date of Roth’s opinion, Roth had not had any material relationship with the Company, Parent or other participants in the Transaction identified by the Special Committee to Roth and there was no mutual understanding between Roth and any of such entities in which compensation was received or is intended to be received by Roth as a result of the relationship between Roth and any of such entities. Roth and its affiliates may in the future provide investment banking and other financial services to Parent or one or more of such other Transaction participants and their respective affiliates for which Roth would expect to receive compensation.

The Special Committee engaged Roth to provide its fairness opinion because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction contemplated by the Merger Agreement. Pursuant to a letter agreement dated March 31, 2023, the Company engaged Roth to provide the Special Committee with a fairness opinion upon written request.

Pursuant to the engagement letter between the Company and Roth, the Company paid Roth a fee of $500,000, $250,000 of which was paid at the time of the signing of the engagement letter and the remainder of which was payable upon delivery of the Roth opinion. None of Roth’s fee was contingent upon the consummation of the Transaction. In addition, the Company agreed to reimburse Roth for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Roth and related persons against various liabilities, including certain liabilities under the federal securities laws. Roth will not receive any other compensation in connection with the Transaction.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Roth in “Item 4. The Solicitation or Recommendation — Opinion of the Financial Advisor to the GreenLight Special Committee” is incorporated herein by reference.

Parent has retained MacKenzie Partners to provide advisory, consulting and solicitation services in connection with, among other things, the Offer, the Merger and related matters. Parent expects to pay MacKenzie Partners approximately $25,000, plus reimbursement of out-of-pocket expenses, including reasonable attorneys’ fees, and to indemnify MacKenzie and related persons against various liabilities.

Except as set forth above, neither GreenLight nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of GreenLight on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by GreenLight or, to GreenLight’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Rodrigo Aguilar	5/17/2023	52,631	$0.20	Purchase
Ricardo Sagrera	4/27/2023	16,638	$0.30	Purchase
Ricardo Sagrera	5/4/2023	50,000	$0.24	Purchase

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9, GreenLight is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of GreenLight’s securities by GreenLight, GreenLight’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving GreenLight or GreenLight’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of GreenLight or any subsidiary of GreenLight; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of GreenLight.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Treatment of Warrants

Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each outstanding Public Warrant or Private Placement Warrant will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such Public Warrant or Private Placement Warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such Public Warrant or Private Placement Warrant properly exercises such Public Warrant or Private Placement Warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such Public Warrant or Private Placement Warrant will be entitled to receive the Black-Scholes Warrant Value (as defined in the Warrant Agreement, dated January 13, 2021, by and between ENVI and Continental Stock Transfer & Trust Company (the “Warrant Agreement”)) with respect to such Public Warrant or Private Placement Warrant, which would have been equal to approximately $0.00063989 per Public Warrant as of the close of trading on May 26, 2023. In order to receive such Black-Scholes Warrant Value, the holder of a Public Warrant or Private Placement Warrant will be required to validly exercise such Public Warrant or Private Placement Warrant and pay the exercise price thereof, which shall equal the difference of the Offer Price minus the Black-Scholes Warrant Value, within such thirty (30) day period. The exercise price of the Public Warrants is payable only in cash. Holders of Private Placement Warrants may be exercised on a cashless basis in accordance with the terms of the Warrant Agreement.

Conditions to the Offer

The information set forth in Section 16 “Certain Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9 is incorporated herein by reference.

Regulatory Approvals

United States Antitrust Compliance. Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. These requirements of the HSR Act do not apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Vote Required to Approve the Merger

The Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. If the Offer is consummated, GreenLight does not anticipate seeking the approval of GreenLight’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, GreenLight, Parent and Merger Sub intend to effect the Closing of the Merger without a vote of the stockholders of GreenLight in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer.

Anti-Takeover Statutes

Delaware

GreenLight is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender stock held by the plan); or

•

at or following such time at which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Neither Parent nor Merger Sub, nor any of its “affiliates” or “associates” is, or has been within the past three (3) years an “interested stockholder” of GreenLight as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders and beneficial owners of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. All references in this summary to a (i) “stockholder” are to a record holder of Shares, unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

The following is a summary of the procedures to be followed by stockholders and beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex A and incorporated herein by reference. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any person who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders and beneficial owners to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. Any stockholder or beneficial owner entitled to appraisal rights may, within the later of the consummation of the Offer and twenty (20) days after the date of giving such notice, demand in writing from the Company the appraisal of such holder’s or owner’s Shares. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND ANNEX A CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED IN SECTION 262 OF THE DGCL MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do ALL of the following:

•

prior to the later of the consummation of the Offer and twenty (20) days after the mailing of this Schedule 14D-9, deliver to the Company at 29 Hartwell Avenue, Lexington, Massachusetts 02421, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand

All written demands for appraisal should be addressed to the Company, 29 Hartwell Avenue, Lexington, Massachusetts 02421, Attention: General Counsel. A demand for appraisal must (i) be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and (ii) state that the stockholder intends thereby to demand appraisal of his, her or its shares in connection with the Merger. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, the demand must be executed by or on behalf of the stockholder in such capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including an authorized agent for one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A stockholder, such as a brokerage firm, bank, trust or other nominee, who holds Shares as a nominee or intermediary for one or more beneficial owners, some or all of whom desire to demand appraisal, may exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners while not exercising appraisal rights for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all the Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

Filing a Petition for Appraisal

If the Merger is completed, within ten (10) days after the Effective Time, the Surviving Corporation will notify each stockholder and beneficial owner who has made a written demand for appraisal pursuant to Section 262. At any time within sixty (60) days after the Effective Time, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the consideration offered pursuant to the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal. Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held or owned by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that one hundred and twenty (120) day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and no person should assume that Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

No appraisal proceeding in the Delaware Court will be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time.

Within one hundred and twenty (120) days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders and beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be given to the requesting person within ten (10) days after a request by such person for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such stockholder or beneficial owner (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days after such service to file with the office of the Register in Chancery in which the Petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The forms of the notices by mail and by publication shall be approved by the Delaware Court, and the costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit the certificates evidencing their Shares, as applicable, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of Shares exceeds $1 million.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the “fair value,” the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”

No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. The Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights, and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share, as applicable, is less than the Merger Consideration. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, if neither of the ownership thresholds described above has been satisfied as to persons seeking appraisal rights, or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Persons considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Persons wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any person who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s or owner’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration without interest. A person will fail to perfect, or effectively lose or withdraw, such person’s right to appraisal if no Petition for appraisal is filed within one hundred and twenty (120) days after the Effective Time. As indicated above, a stockholder or beneficial owner may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL is included as Annex A to this Schedule 14D-9. A copy of Section 262 of the DGCL is also provided at the following publicly-available web address, which is maintained on behalf of the state of Delaware and is free to use without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OR OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this document may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “will,” “predicts,” “plans,” “expects,” “anticipates,” “believes,” “goal,” “target,” “estimate,” “potential,” “may,” “might,” “could,” “see,” “seek,” “forecast,” and similar words. Forward-looking statements are based on the Company’s current plans and expectations, estimates and projections about the industry and markets in which the Company operates and the Company’s beliefs and assumptions as to the timing and outcome of future events, including related to the timing of, and costs associated with, the Transactions described in this communication. While the Company’s management believes the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks and uncertainties which are, in many instances, difficult to predict and beyond the Company’s control, and which could cause actual results to differ materially from those included in or contemplated or implied by the forward-looking statements. Such risks and uncertainties include, among others: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (ii) the failure to satisfy any of the other conditions to the completion of the proposed Merger, including the risk that Parent may not receive the requisite number of shares tendered from Company stockholders to complete the Offer prior to the outside date set forth in the Merger Agreement; (iii) the effect of the announcement of the proposed Merger on the ability of the Company to retain and hire key personnel and maintain relationships with its key business partners and customers, and others with whom it does business, or on its operating results and businesses generally; (iv) the response of the Company’s competitors to the proposed Merger; (v) risks associated with the disruption of management’s attention from ongoing business operations due to the proposed Merger; (vi) the ability to meet expectations regarding the timing and completion of the proposed Merger; (vii) significant costs associated with the proposed Merger; (viii) potential litigation relating to the proposed Merger; (ix) restrictions during the pendency of the proposed Merger that may impact the Company’s ability to pursue certain business opportunities; (x) the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the Merger Agreement; (xi) the closing of the proposed financing; and (xii) the other risks, uncertainties and factors detailed in the Company’s most recent annual and quarterly reports filed with the SEC and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed from time to time. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein.

Additional information about these and other factors that may cause actual results, performance or achievements in future periods to differ materially from those assumed, projected or contemplated in the forward-looking statements may be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and subsequent reports we file with the SEC. You are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof or the date otherwise specified herein. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements for any reason, whether as a result of new information, future events or otherwise.

Where You Can Find More Information

GreenLight is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. GreenLight is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, equity awards granted to them, the principal holders of its securities and any material interest of such persons in transactions with GreenLight. Such reports, proxy statements and other information may be obtained free of charge at the website maintained by the SEC at www.sec.gov or from GreenLight by contacting our Investor Relations department at (339) 204-5434 or investors@greenlightbio.com, or by going to GreenLight’s Investor Relations page on its website at http://investors.greenlightbio.com/ and clicking on the link titled “SEC Filings.”

The SEC allows GreenLight to “incorporate by reference” information into this Schedule 14D-9, which means that GreenLight can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

GreenLight incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K):

•	GreenLight’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2023;

•	GreenLight’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 11, 2023; and

•	GreenLight’s Current Reports on Form 8-K filed on January 8, 2023, February 1, 2023, March 7, 2023, March 9, 2023, May 30, 2023, and May 31, 2023.

GreenLight also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act. Notwithstanding the foregoing, information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not deemed filed under the Exchange Act.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 21, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Form of Summary Advertisement, as published in the New York Times on June 21, 2023 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Press Release issued on May 30, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub and the Schedule 14D-9C filed by GreenLight with the SEC on May 30, 2023).

(a)(5)(A)*	Opinion of Roth Capital Partners, LLC, dated May 29, 2023.

(a)(5)(B)*	Discussion Materials Prepared for the Special Committee of the Board of Directors of Greenlight Biosciences Holdings, PBC,, dated May 29, 2023, from Roth Capital Partners, LLC.

(e)(1)	Agreement and Plan of Merger, dated as of May 29, 2023, by and among Greenlight Biosciences Holdings, PBC, SW ParentCo, Inc. and SW MergerCo, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by GreenLight with the SEC on May 30, 2023).

Exhibit No.	Description

(e)(2)**	Amended and Restated Employment Agreement dated May 25, 2015, between GreenLight Biosciences, Inc. and Andrey Zarur (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(e)(3)**	Employment Offer Letter, dated July 21, 2015, between GreenLight Biosciences, Inc. and Carole Cobb (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(e)(4)**	Employment Offer Letter, dated April 29, 2019, between GreenLight Biosciences, Inc. and Susan Keefe (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 19, 2021).

(e)(5)**	Form of 2021 Indemnity Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2020).

(e)(6)**	Form of 2022 Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 10, 2022).

(e)(7)**	GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022).GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022).

(e)(8)**	GreenLight Biosciences Holdings, PBC 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 12, 2022).

(e)(9)**	Form of Nonstatutory Stock Option Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(e)(10)**	Form of Incentive Stock Option Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity and Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(e)(11)**	Form of Restricted Stock Unit Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

(e)(12)**	Form of Restricted Stock Award Agreement under the GreenLight Biosciences Holdings, PBC 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 23, 2021).

*	Filed herewith.
**	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC
Date: June 21, 2023
	By:	/s/ Nina Thayer
Name: Nina Thayer
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

ANNEX A

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

1

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any)

expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.